UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Second quarter 2014 earnings report of Grupo Financiero Santander México, S.A.B. de C.V.
2.	Second quarter 2014 earnings presentation of Grupo Financiero Santander México, S.A.B. de C.V.
3.
Complementary information of Grupo Financiero Santander México, S.A.B. de C.V. for the second quarter of 2014, in compliance with the obligation to report transactions with derivative financial instruments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Eduardo Fernández García-Travesí
	Name:	Eduardo Fernández García-Travesí
	Title:	General Counsel

Date: July 31, 2014

Item 1

Santander

Santander
Santander

2Q.14 Earnings Report

BEST BANK IN MEXICO EUROMONEY Awards for excellence 2014

COTIZA EN BOLSA MEXICANA DE VALORES SANMEX

BSMX LISTED NYSE

2Q.14 | EARNINGS RELEASE | 1

TABLE OF CONTENTS

I.	CEO Message / Key Highlights for the Quarter

II.	Summary of 2Q14 Consolidated Results
III.	Analysis of 2Q14 Consolidated Results

IV.	Relevant Events & Representative Activities and Transactions

V.	Credit Ratings

VI.	2Q14 Earnings Call Dial-In Information

VII.	Financial Statements

VIII.	Notes to the Financial Statements

2Q.14 | EARNINGS RELEASE | 2

Grupo Financiero Santander México Reports Second Quarter 2014 Loan Portoflio Up 20.6% YoY and Net Income of Ps.3,687 Million

-	Loan portfolio growth driven by YoY increases of 26.8% in SMEs, 8.3% in credit cards, 11.0% in consumer loans, 32.0% in mortgages and 22.6% in middle-market

-	Continued prudent risk management reflected in a NPL ratio of 3.3% (1.9% excluding homebuilders and Santander Vivienda portfolio) and in a cost of risk of 3.4%

-	Ongoing emphasis on operating efficiency resulted in an improved efficiency ratio of 42.9%, despite higher branch expansion expenses

Mexico City – July 31, 2014, Grupo Financiero Santander México, S.A.B. de C.V., (NYSE: BSMX; BMV: SANMEX), (“Santander México”), one of the leading financial groups in the Mexican financial system, today announced financial results for the three-month period ending June 30, 2014.

Reported net income for the quarter was Ps.3,687 million, representing a YoY decrease of 11.0% and a QoQ increase of 13.1%. Comparable 2Q13 results exclude the following items: i) the impact on 2Q13 results of a Ps.330 million provision in connection with Santander México’s exposure to homebuilders and; ii) a Ps.178 million after-tax price adjustment related to the sale of the insurance business to Zurich. Comparable net income in 2Q14 decreased 19.0% YoY.

Grupo Financiero Santander México
Highlights
	2Q14	1Q14	2Q13	% YoY
Income Statement Data
Net interest income	9,262	8,993	8,899	4.1
Fee and commission, net	3,291	3,423	3,052	7.8
Core revenues	12,553	12,416	11,951	5.0
Provisions for loan losses	3,672	3,469	3,348	9.7
Administrative and promotional expenses	5,921	5,902	5,314	11.4
Net income	3,687	3,259	4,143	(11.0)
Net income per share1	1.03	0.48	1.32	(22.0)
Balance Sheet Data
Total loans	440,675	409,349	365,360	20.6
Deposits	425,108	401,081	378,703	12.3
Shareholders´s equity	101,912	98,106	101,697	0.2

Key Ratios				bps
Net interest margin	4.96%	5.05%	5.05%	(9.6)
Net loans to deposits ratio	99.8%	98.1%	92.3%	755.0
ROAE2	14.1%	13.5%	17.8%	(363.1)
ROAA	1.6%	1.5%	2.2%	(64.5)
Efficiency ratio	42.9%	44.3%	39.2%	370.7
Capital ratio	16.1%	15.7%	15.3%	85.0
NPLs ratio	3.33%	3.40%	2.43%	89.8
Coverage ratio	111.8%	115.4%	180.0%	(6,819.8)
Operating Data				%
Branches3	1,293	1,279	1,215	6.4
ATMs	5,315	5,295	5,100	4.2
Customers	11,159,430	10,911,728	10,323,259	8.1
Employees	14,375	14,384	13,623	5.5

1) Treasury Shares and discontinued operations are not included
2) ROAE as reported
3) As of 2Q14 includes: 1,050 branches + 118 cash desks + 3 select offices + 50 select units + 48 select boxes + 24 brokerage house branches

Marcos Martínez, Executive President and CEO, commented, “We are encouraged by the strong loan  growth achieved this quarter, up 21% YoY, more than doubling Mexican financial system growth during the period and demonstrating our leverage to the incipient economic recovery. Most importantly, our core products, mainly SMEs and mortgages, continued to report an outstanding performance growing well above market, while consumer loans, particularly credit cards, picked up slightly. We also saw a very good performance in middle market loans.”

“SMEs loans reported one of the strongest growth rates among our core products, up 27% YoY above market growth as we continue to further strengthen our leadership position in this attractive market. This was further supported by a continued strong performance in middle market loans, up 23% reaching the Ps.100 billion loan

2Q.14 | EARNINGS RELEASE | 3

milestone and now ranking #2 in this segment. Mortgages remain strong growing 32% YoY beating market growth and supporting our #2 position in this segment. Consumer loans rose 11% during the period, in line with market trends, despite the sale of a portion of a payroll loan portfolio last quarter. Credit card loans increased 8%, reflecting still lagging consumer demand, but outpaced market growth rates.  We grew our loan portfolio while maintaining prudent risk management, with total NPLs of 3.33% this quarter. Excluding the homebuilders and the ING acquisition, total NPLs stood at 1.92%, a 12 basis points sequential improvement.”

 “Furthermore, we reported a 140 basis points sequential improvement in efficiency, down to 42.9% this quarter although still temporarily affected by the 112 new branches that are not yet fully contributing to results. Net interest income showed a solid performance, up 3% sequentially, driven by strong growth in the loan portfolio. In summary, we continue to build on our focused business strategy delivering a 13% sequential increase in net income.”

Mr. Martínez concluded, “Looking ahead, we see significant growth opportunities in our core markets, particularly given our expectation for accelerated GDP growth in the second half of the year, building on the incipient economic recovery observed this quarter.”

2Q.14 | EARNINGS RELEASE | 4

SUMMARY OF SECOND QUARTER 2014 CONSOLIDATED RESULTS

Net income

Santander México reported net income of Ps.3,687 million in 2Q14, a decrease of 11.0% YoY and an increase of 13.1% QoQ. Comparable 2Q13 results exclude the following items: i) the impact on 2Q13 results of a Ps.330 million provision in connection with Santander México’s exposure to homebuilders and ii) a Ps.178 million after-tax price adjustment related to the sale of the insurance business to Zurich. Adjusted for the aforementioned items, comparable net income in 2Q14 would have decreased 19.0% YoY.

Capitalization and ROAE

Banco Santander (Mexico)’s preliminary capital ratio at period end 2Q14 was 16.1%, compared to 15.3% at period end 2Q13 and 15.7% at period end 1Q14. The 16.1% capital ratio was comprised of 13.1% Tier 1 and 3.0% Tier 2.

2Q14 reported ROAE was 14.1%, versus 17.8% in 2Q13 and 13.5% in 1Q14.

Net interest income and NIM

Net interest income in 2Q14 increased YoY by 4.1%, or Ps.363 million, to Ps.9,262 million. On a sequential basis, net interest income increased 3.0%, or Ps.269 million, from Ps.8,993 million reported in 1Q14.

Net interest margin ratio calculated with daily average interest-earning assets for 2Q14 was 4.96%, 9 basis points (“bps”) lower than 2Q13 and 1Q14.

Interest income increased 1.0%, or Ps.144 million, from Ps.14,201 million in 2Q13 to Ps.14,345 million in 2Q14. An increase of 7.6%, or Ps.763 million, in interest income from our loan portfolio was partially offset by YoY decreases in interest income of Ps.284 million, or 31.5%, in sale and repurchase agreements, Ps.153 million, or 5.9%, in investment in securities, Ps.153 million, or 30.3%, in funds available and Ps.29 million, or 28.4%, in margin accounts.

Interest expense decreased YoY 4.1%, or Ps.219 million, to Ps.5,083 million in 2Q14, primarily due to declines in interest expense of Ps.507 million on our sale and repurchase agreements, Ps.298 million on term deposits and Ps.64 million on credit instruments issued. These declines were partially offset by increases in interest paid of Ps.321 million on bank and other loans, Ps.258 million on subordinated capital notes and Ps.71 million on our demand deposits.

2Q.14 | EARNINGS RELEASE | 5

Loan portfolio growth

Santander México’s total loan portfolio in 2Q14 increased YoY by 20.6%, or Ps.75,315 million, to Ps.440,675 million, and by 7.7%, or Ps.31,326 million, on a sequential basis. The YoY increase reflects organic growth of 16.7%, the positive contribution from the November 2013 acquisition of ING’s mortgage business (now Santander Vivienda), as well as the acquisition in 1Q14 of an INFONAVIT mortgage portfolio focused on mid-income individuals.

In 2Q14, Santander México’s loan portfolio expanded YoY across all core products, in both the individual and commercial loan segments. Individual loan growth was mainly driven by mortgages, while consumer and credit cards continued to reflect the economic weakness that extended into 2Q14. However, we continue to see an incipient pick-up in the credit card loan portfolio up 8.3%, while the consumer portfolio grew mainly driven by personal loans more than offsetting a still weak payroll portfolio which was impacted by the sale of the loan portfolio related to a discontinued payroll contract in 1Q14. Commercial loans continued to benefit from a significant YoY increase in the SMEs and middle-market loan portfolios, together with a sequential pick-up in corporate loans, while loans to governments grew driven by loans granted to two of the state-owned energy companies with risk comparable to any other large corporate.

Asset quality

The NPL ratio in 2Q14 was 3.33%, a 90 bps increase from the 2.43% level achieved in 2Q13 and 7 bps below the 3.40% reported in 1Q14. The NPL ratio reported in 2Q14 continues to reflect our exposure to the homebuilders, with non-performing loans up Ps.172 million to Ps.4,569 million, out of a total exposure of Ps.4,962 million, as well as the effect from the acquisition of the ING mortgage portfolio (now Santander Vivienda) in November 2013, which as of 2Q14 amounted to Ps.1,858, out of a total portfolio of Ps.11,052 million. Excluding the impact of the homebuilders and Santander Vivienda portfolio, the NPL ratio for 2Q14 and 1Q14 would have been 1.92% and 2.04%, respectively. The current NPL ratio reflects loan portfolio growth combined with Santander México’s stringent credit scoring model and ongoing monitoring of the quality of its loan portfolio.

NPLs in 2Q14 increased 65.1% to Ps.14,672 million, from Ps.8,885 million reported in 2Q13. On a sequential basis, NPLs increased 5.3%, from Ps.13,931 million reported in 1Q14. The 5.3% increase was mainly due to: i) a Ps.242 million, or 3.5%, increase in non-performing loans in the commercial portfolio, which at end of 2Q14 represented 48.7% of our total non-performing loans; and ii) a Ps.461 million, or 11.2%, increase in non-performing loans in the mortgage portfolio, which at end of 2Q14 represented 31.3% of our total non-performing loans. The increase in the non-performing mortgage portfolio resulted from the full integration of Santander Vivienda’s (formerly ING Hipotecaria) into Santander’s systems and credit policies.

The coverage ratio for the quarter was 111.8%, a decrease from 180.0% in 2Q13 and 115.4% in 1Q14.

Loans to deposit ratio

At 2Q14, deposits increased 12.3% YoY and 6.0% sequentially, representing 52.0% of Santander México’s total funding sources. This deposit base provides stable, low-cost funding to support Santander México’s continued growth.

2Q.14 | EARNINGS RELEASE | 6

The net loan to deposit ratio was 99.8% in 2Q14, compared with 98.1% in 1Q14, reflecting the strong loan growth during the quarter.

Contribution to net income by subsidiary

Reported net income in 2Q14 was Ps.3,687 million, representing a YoY decrease of 11.0% and a sequential increase of 13.1%.

Casa de Bolsa Santander, the brokerage business, reported a net gain of Ps.44 million, compared with net income of Ps.41 million in 2Q13 and a net loss of Ps.42 million in 1Q14.

The Holding reported a net loss of Ps.7 million in 2Q14 compared with net losses of Ps.137 million in 2Q13 and Ps.18 million in 1Q14.

Grupo Financiero Santander México
Earnings contribution by subsidiary
Millions of Mexican Pesos
				% Variation				% Variation
	2Q4	1Q4	2Q13	QoQ	YoY	6M14	6M13	YoY
Banking business1/	3,650	3,319	4,239	10.0	(13.9)	6,969	8,813	(20.9)
Brokerage	44	(42)	41	204.8	7.3	2	142	(98.6)
Holding	(7)	(18)	(137)	61.1	94.9	(25)	(95)	73.7
Grupo Financiero Santander México	3,687	3,259	4,143	13.1	(11.0)	6,946	8,860	(21.6)
1/Includes sofomers

2Q.14 | EARNINGS RELEASE | 7

ANALYSIS OF SECOND QUARTER 2014 CONSOLIDATED RESULTS
(Amounts expressed in millions of pesos, except where otherwise stated)

Net income

Grupo Financiero Santander México
Income statement
Millions of Mexican Pesos				% Variation				% Variation
	2Q14	1Q14	2Q13	Prev. quarter	Year	6M14	6M13	14/13

Net interest income	9,262	8,993	8,899	3.0	4.1	18,255	17,535	4.1
Provisions for loan losses	(3,672)	(3,469)	(3,348)	(5.9)	(9.7)	(7,141)	(6,152)	(16.1)
Net interest income after provisions for loan losses	5,590	5,524	5,551	1.2	0.7	11,114	11,383	(2.4)
Commission and fee income, net	3,291	3,423	3,052	(3.9)	7.8	6,714	6,270	7.1
Net gain (loss) on financial assets and liabilities	1,358	553	1,308	145.6	3.8	1,911	2,357	(18.9)
Other operating income	302	360	475	(16.1)	(36.4)	662	870	(23.9)
Administrative and promotional expenses	(5,921)	(5,902)	(5,314)	(0.3)	(11.4)	(11,823)	(10,602)	(11.5)
Operating income	4,620	3,958	5,072	16.7	(8.9)	8,578	10,278	(16.5)
Equity in income of unconsolidated subsidiaries and associates	16	17	27	(5.9)	(40.7)	33	42	(21.4)
Operating income before taxes	4,636	3,975	5,099	16.6	(9.1)	8,611	10,320	(16.6)
Income taxes	(948)	(716)	(831)	(32.4)	(14.1)	(1,664)	(1,383)	(20.3)
Income from continuing operations	3,688	3,259	4,268	13.2	(13.6)	6,947	8,937	(22.3)
Income from discontinued operations, net	0	0	(124)	0.0	100.0	0	(76)	100.0
Non-controlling interest	(1)	0	(1)	0.0	0.0	(1)	(1)	0.0
Net income	3,687	3,259	4,143	13.1	(11.0)	6,946	8,860	(21.6)

During 2Q14, Santander México reported net income of Ps.3,687 million, representing an 11.0% YoY decrease and a 13.1% sequential increase. The YoY comparisons, however, were impacted by certain items in 2013.

Items that impacted net income during 2Q13 are:

▪	Ps.330 million of provisions related to the exposure to homebuilders; and

▪
Ps.178 million, related to an after-tax price adjustment made to the sale of the insurance business to Zurich, which was registered in the income statement line of income from discontinued operations, net.

Excluding these items, comparable net income during 2Q14 would have decreased 19.0% YoY.

2Q.14 | EARNINGS RELEASE | 8

Grupo Financiero Santander México
Net income adjustments
Million pesos				% Variation	% Variation
	2Q14	1Q14	2Q13	Year	Prev. quarter
Net income	3,687	3,259	4,143	(11.0)	13.1
Zurich price adjustment (after-tax)			178
Provisions related to homebuilders			330
Adjusted net income (before taxes)	3,687	3,259	4,651
Income Taxes			(99)
Adjusted net income	3,687	3,259	4,552	(19.0)	13.1

Net interest income for 2Q14 amounted to Ps.9,262 million, representing a YoY increase of Ps.363 million, or 4.1%, and a QoQ increase of Ps.269 million, or 3.0%.

Interest income increased 1.0%, or Ps.144 million, to Ps.14,345 million in 2Q14 from Ps.14,201 million in 2Q13. This was primarily driven by growth in the Bank’s business volume, which resulted in a Ps.763 million, or 7.6%, increase in interest income from the loan portfolio. This was partially offset by YoY decreases in interest income of Ps.284 million, or 31.5%, in sale and repurchase agreements, Ps.153 million, or 30.3%, in funds available, Ps.153 million, or 5.9%, in investment in securities and Ps.29 million, or 28.4%, in margin accounts.

Interest expense decreased YoY by 4.1%, or Ps.219 million, to Ps.5,083 million in 2Q14, primarily due to declines in interest expenses of Ps.507 million on our sale and repurchase agreements, Ps.298 million on term deposits and Ps.64 million on credit instruments issued. These declines were partially offset by increases in interest paid of Ps.321 million on bank and other loans, Ps.258 million on subordinated capital notes and Ps.71 million on our demand deposits.

Provisions for loan losses for the quarter were Ps.3,672 million, representing increases of Ps.324 million, or 9.7%, YoY and Ps.203 million, or 5.9% sequentially.

The NPL ratio in 2Q14 was 3.33%, a 90 bps increase from the 2.43% level reported in 2Q13 and 7 bps below the 3.40% achieved in 1Q14.

The coverage ratio for the quarter was 111.8%, a decrease from 180.0% in 2Q13 and 115.4% in 1Q14.

Net commissions and fee income for 2Q14 amounted to Ps.3,291 million, rising 7.8% YoY, and declining 3.9% sequentially. The YoY increase was mainly due to a positive performance in commissions from insurance brokerage, financial advisory and collections and payments, which were up 19.9%, 46.3% and 13.0%, respectively.

During 2Q14, Santander México reported a Ps.1,358 million net gain from financial assets and liabilities, compared with gains of Ps.1,308 million in 2Q13 and Ps.553 million in 1Q14. The net gain on financial assets and liabilities in 2Q14 is mainly explained by trading gains of Ps.2,006 million principally related to derivative positions, which were partially offset by valuation losses of Ps.648 million, also mainly related to derivatives. This positive result was mainly driven by an increase in market making activities and further supported by benefits from the 50bps decline in interest rates enacted by Banxico in June 2014.

Other operating income in 2Q14 totaled Ps.302 million, down from Ps.475 million in 2Q13 and Ps.360 in 1Q14, mainly due to higher provisions for legal and tax contingencies and write-offs and bankruptcies.

2Q.14 | EARNINGS RELEASE | 9

Administrative and promotional expenses in 2Q14 amounted to Ps.5,921 million, representing a YoY increase of 11.4%, or Ps.607 million. Expenses derived from ongoing branch expansion affect YoY comparisons despite stringent cost controls.

Operating income in 2Q14 totaled Ps.4,620 million, representing a YoY decline of Ps.452 million, or 8.9%. On a sequential basis, operating income increased by Ps.662 million, or 16.7%, mainly driven by solid financial margin and commissions and fees further supported by higher trading gains.

The effective tax rate for the quarter was 20.4%, which compares to 16.3% in 2Q13 and 18.0% in 1Q14 respectively.

Net income in 2Q14 amounted to Ps.3,687 million, a decrease of 11.0% from 2Q13. On a sequential basis, net income increased 13.1%.

2Q.14 | EARNINGS RELEASE | 10

Loan portfolio and deposits

Loan portfolio

The evolution of the loan portfolio continues to show a positive trend and diversification in all segments and growth across core businesses, despite the economic weakness in Mexico that extended into 2Q14.

The total loan portfolio rose YoY by 20.6%, or Ps.75,315 million, to Ps.440,675 million in 2Q14. On a sequential basis, the total loan portfolio increased 7.7%, or Ps.31,326 million. This YoY increase reflects organic growth of 16.7%, as well as the positive contribution from the November 2013 acquisition of ING’s mortgage business (now Santander Vivienda) and the acquisition of a mortgage loan portfolio in 1Q14 from INFONAVIT servicing mid-income individuals that complements our strategy to focus on the mid- and high-income segment. In this context, strategic segments, specifically SMEs and mortgages, grew above market. This was further supported by middle-market that also grew above market rates. Meanwhile, credit cards demand continued to show an incipient pick-up while the consumer segment continues to reflect the economic weakness that extended into 2Q14, and was also negatively impacted by the sale of the payroll portfolio related to the discontinued payroll contract reported in 1Q14.

2Q.14 | EARNINGS RELEASE | 11

Grupo Financiero Santander México
Loan portfolio breakdown
Millions of Mexican Pesos	2Q14%		1Q14%		2Q13%

Commercial	211,111	47.9%	193,854	47.4%	189,259	51.8%
Government	50,865	11.5%	42,756	10.4%	30,965	8.5%
Consumer	69,372	15.7%	67,069	16.4%	63,464	17.4%
Credit cards	39,963	9.1%	39,211	9.6%	36,904	10.1%
Other consumer	29,409	6.7%	27,858	6.8%	26,560	7.3%
Mortgages	94,655	21.5%	91,739	22.4%	72,787	19.9%
Total performing loan	426,003	96.7%	395,418	96.6%	356,475	97.6%

Commercial	7,152	1.6%	6,910	1.7%	3,899	1.1%
Government	0	0.0%	0	0.0%	0	0.0%
Consumer	2,933	0.7%	2,895	0.7%	2,606	0.7%
Credit cards	1,477	0.3%	1,295	0.3%	1,349	0.3%
Other consumer	1,456	0.3%	1,600	0.4%	1,257	0.3%
Mortgages	4,587	1.0%	4,126	1.0%	2,380	0.7%
Total non-performing loan	14,672	3.3%	13,931	3.4%	8,885	2.4%

Total loan portfolio	440,675	100%	409,349	100.0%	365,360	100.0%
*Commercial loan portfolio includes: Corporates, Middle-market, SME´s and Financial entities

The Commercial portfolio is comprised of loans to business and commercial entities, as well as loans to government entities and financial institutions, and represented 61.1% of the total loan portfolio. Excluding loans to government entities, the commercial loan portfolio accounted for 49.5% of the total loan portfolio. As of 2Q14, commercial loans increased 20.1% YoY, principally reflecting the 26.8% and 22.6% increases in the SMEs and middle market segments, respectively, while loans to corporates decreased 13.0%. On a sequential basis, the commercial loan portfolio increased 10.5%, principally reflecting continued growth in SMEs and middle-market with increases of 5.7% and 7.9%, respectively, while the corporates portfolio showed a sequential pick-up of 9.4%. These performances were further supported by a 64.3% YoY and 19.0% QoQ increases in government loans driven by loans granted to two of the state-owned energy companies with credit risk comparable to any other private company.

The Individual loan portfolio comprised of mortgages, consumer and credit card loans, represented 38.9% of the total loan portfolio. Credit card, consumer and mortgage loans represented 9.4%, 7.0%, and 22.5% of the total loan portfolio, respectively, and increased YoY by 8.3%, 11.0%, and 32.0%, respectively. Our mortgage loan strategy continues to focus on the middle income and residential segments, and was further supported last quarter with the acquisition of a mortgage loan portfolio from INFONAVIT and in 4Q13 with the acquisition of ING Hipotecaria’s mortgage business (now Santander Vivienda). Consumer loans increased 3.3% sequentially up from 1.0% with a 2.3% increase in credit card loans, while the rest of the consumer loan portfolio grew 4.8%.

2Q.14 | EARNINGS RELEASE | 12

Asset quality

Non-performing loans (NPL) at the end of 2Q14 increased YoY by Ps.5,787 million, or 65.1%, to Ps.14,672 million, and QoQ by 5.3%, or Ps.741 million. The breakdown of the non-performing loan portfolio is as follows: commercial loans 48.7%, consumer loans 20.0%, and mortgage loans 31.3%.

Grupo Financiero Santander México
Asset quality

Millions of Mexican Pesos				Variation %
	2Q14	1Q14	2Q13	Prev. quarter	Year
Total loans	440,675	409,349	365,360	7.7	20.6
Performing loans	426,003	395,418	356,475	7.7	19.5
Non-performing loans	14,672	13,391	8,885	5.3	65.1

Allowance for loan losses	(16,397)	(16,081)	(15,989)	2.0	2.6

Non-performing loan ratio	3.33%	3.40%	2.43%	(7)bps	90bps
Coverage ratio	111.8	115.4	180.0	360bps	6,820bps

The NPL ratio in 2Q14 was 3.33%, a 90 bps increase from the 2.43% level reported in 2Q13 and 7 bps below the 3.40% achieved in 1Q14. The NPL ratio reported in 2Q14 continues to reflect our exposure to the homebuilders, with non-performing loans up Ps.172 million to Ps.4,569 million out of a total exposure of Ps.4,962 million. The NPL ratio was also affected by the acquisition of the ING mortgage portfolio (now Santander Vivienda) in November 2013, which as of 2Q14 contributed with non-performing loans of Ps.1,858 million out of a total portfolio of Ps.11,052 million. Excluding the impact of the homebuilders and Santander Vivienda portfolio, the NPL ratio for 2Q14 and 1Q14 would have been 1.92% and 2.04%, respectively. However, these NPL ratio levels continue to reflect Santander México’s stringent credit scoring model and ongoing monitoring of the quality of its loan portfolio, which allows for adjustment in origination policies according to the performance of the portfolio.

The coverage ratio for the quarter was 111.8%, a decrease from 180.0% in 2Q13 and 115.4% in 1Q14.

2Q.14 | EARNINGS RELEASE | 13

During 2Q14, provisions for loan losses amounted to Ps.3,672 million, which represented increases of Ps.324 million, or 9.7%, YoY and a of Ps.203 million, or 5.9%, on a sequential basis. The YoY growth was partially driven by the introduction of the expected losses methodology in the commercial loan portfolio, as required by CNBV, which is more stringent and requires higher levels of provisioning, while the QoQ increase principally reflects the strong loan growth during the quarter.

Total deposits

Total deposits at the end of 2Q14 amounted to Ps.425,108 million, representing increases of 12.3% YoY and 6.0% QoQ. Santander México continues to implement its strategy of enhancing customer service to meet the needs of each segment. Additionally, the introduction of campaigns for SMEs and middle-market segments, as well as of new investment products targeted to middle- and high-income clients continue to contribute to this performance. As of 2Q14, demand deposits reached Ps.259,046 million, an increase of 18.5% YoY and 1.6% sequentially. Total term deposits reached Ps.166,062 million, an increase of 3.7% YoY and 13.7% QoQ.

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Net interest income

Grupo Financiero Santander México
Net interest income
Millions of Mexican Pesos				% Variation				% Variation
	2Q14	1Q14	2Q13	Prev. Quarter	Year	6M14	6M13	14/13
Interest on funds available	352	358	505	(1.7)	(30.3)	710	1,034	(31.3)
Interest on margin accounts	73	79	102	(7.6)	(28.4)	152	205	(25.9)
Interest and yield on securities	2,460	1,917	2,613	28.3	(5.9)	4,377	4,661	(6.1)
Interest and yield on loan portfolio – excluding credit cards	8,217	7,897	7,520	4.1	9.3	16,114	15,049	7.1
Interest and yield on loan portfolio related to credit card	2,440	2,377	2,343	2.7	4.1	4,817	4,660	3.4
Commissions collected on loan originations	186	226	217	(17.7)	(14.3)	412	407	1.2
Interest and premium on sale and repurchase agreements and securities loans	617	788	901	(21.7)	(31.5)	1,405	1,793	(21.6)
Interest Income	14,345	13,642	14,201	5.2	1.0	27,987	27,809	0.6

Daily average earning assets*						736,771	694,266

Interest from customer deposits – demand deposits	(756)	(735)	(685)	(2.9)	(10.4)	(1,491)	(1,287)	(15.9)
Interest from customer deposits – time deposits	(1,141)	(1,031)	(1,439)	(10.7)	20.7	(2,172)	(2,890)	24.8
Interest from credit instruments issued	(277)	(297)	(341)	6.7	18.8	(574)	(806)	28.8
Interest on bank and other loans	(486)	(464)	(165)	(4.7)	(194.5)	(950)	(342)	(177.8)
Interest on subordinated capital notes	(258)	(261)	0	1.1	0.0	(519)	0	0.0
Interest and premium on sale and repurchase agreements and securities loans	(2,165)	(1,861)	(2,672)	(16.3)	19.0	(4,026)	(4,949)	18.7
Interest expense	(5,083)	(4,649)	(5,302)	(9.3)	4.1	(9,732)	(10,274)	5.3

Net interest income	9,262	8,993	8,899	3.0	4.1	18,255	17,535	4.1
*Includes funds available, margin accounts, investment in securities, loan portfolio and sale and repurchase agreements

Net interest income in 2Q14 amounted to Ps.9,262 million, representing increases of Ps.363 million, or 4.1%, YoY and Ps.269 million, or 3.0%, QoQ.

Net interest margin ratio calculated with daily average interest-earning assets for 2Q14 was 4.96% versus the 5.05% reported in 2Q13 and 1Q14.

The YoY increase in net interest income for the quarter is explained by the combined effect of a Ps.144 million increase in interest income, from Ps.14,201 million in 2Q13 to Ps.14,345 million in 2Q14, together with a Ps.219

2Q.14 | EARNINGS RELEASE | 15

million, or 4.1%  decrease in interest expense, from Ps.5,302 million in 2Q13 to Ps.5,083 million in 2Q14. This is mainly explained by a Ps.48,044 million increase in average-earning assets together with a 41 bps decline in the average interest rate, combined with a Ps.57,033 million increase in average interest-bearing liabilities and a 40 bps lower average cost.

The sequential increase in net interest income resulted mainly from a Ps.703 million increase in interest income, from Ps.13,642 million in 1Q14 to Ps.14,345 million in 2Q14, which was partially offset by a Ps.434 million increase in interest expense, from Ps.4,649 million in 1Q14 to Ps.5,083 million in 2Q14, mainly due to higher interest expense on sale and repurchase agreements. This is explained by an increase of Ps.53,195 million in average interest-earning assets and a 15 bps decrease in the average interest income rate, combined with an increase of Ps.60,799 million in interest-bearing liabilities together with an decrease of 1 bp in the average interest rate paid.

Interest income

Interest income increased YoY by 1.0%, or Ps.144 million, from Ps.14,201 million in 2Q13 to Ps.14,345 million in 2Q14, principally due to an increase of 7.6%, or Ps.763 million, in interest income from our recurring loan portfolio, which was partially offset by YoY decreases of Ps.284 million, or 31.5%, in sale and repurchase agreements, Ps.153 million, or 5.9%, in investment in securities, Ps.153 million, or 30.3%, in funds available and Ps.29 million, or 28.4%, in margin accounts.

2Q14 average interest-earning assets grew YoY by Ps.48,044 million, or 6.6%, mainly driven by the following increases:  Ps.65,843 million in the average volume of the loan portfolio, including credit cards and Ps.9,453 million in the investments in securities portfolio. These increases were partially affected by a decrease of Ps.15,782 million in funds available and Ps.11,427 million in sale and repurchase agreements.

On a sequential basis, interest income increased by 5.2%, or Ps.703 million, reflecting a decline of Ps.171 million in interest from sale and repurchase agreements which was more than offset by increases in interest of Ps.543 million on investment in securities and Ps.343 million on the loan portfolio.

2Q14 average interest-earning assets grew QoQ by Ps.53,195 million, or 7.4%, mainly driven by the following increases:  Ps.42,327 million in the investments in securities portfolio; Ps.22,023 million in the average volume of the loan portfolio, including credit cards, and Ps.5,492 in funds available, while the average balance of sale and repurchase agreements decreased Ps.17,106 million.

The average interest rate on interest-earning assets declined in 2Q14 to 7.42%, representing decreases of 41 bps from 7.83% in 2Q13 and of 15 bps from 7.57% in 1Q14.

The Ps.14,345 million in interest income for 2Q14 is broken down as follows: loan portfolio, which is considered the main source of recurring income, accounts for 75.6%; investment in securities 17.1%; and other items 7.3%.

Interest expense

Interest expense decreased 4.1%, or Ps.219 million, to Ps.5,083 million in 2Q14, from Ps.5,302 million in 2Q13, mainly driven by decreases in interest expense of Ps.507 million on our sale and repurchase agreements, Ps.298 million on term deposits and Ps.64 million on credit instruments issued. These declines were partially offset by increases in interest paid of Ps.321 million on bank and other loans, Ps.258 million on subordinated debentures and Ps.71 million on our demand deposits.

2Q.14 | EARNINGS RELEASE | 16

Average interest-bearing liabilities increased YoY by Ps.57,033 million, or 8.9%, mainly explained by the following increases: Ps.45,781 million in demand deposits, Ps.18,181 million in bank and other loans and Ps.16,896 million in subordinated debentures. This was partially offset by decreases of Ps.14,399 million in sale and repurchase agreements, Ps.5,333 million in credit instruments issued and Ps.4,094 million in term deposits.

On a sequential basis, interest expense increased 9.3%, or Ps.434 million, to Ps.5,083 million in 2Q14, from Ps. 4,649 million in 1Q14, mainly reflecting increases in interest paid on sale and repurchase agreements, deposits and bank and other loans.

Sequentially, average interest-bearing liabilities increased by Ps.60,799 million, or 9.5%, mainly explained by the following increases: Ps.36,374 million in sale and repurchase agreements, Ps.20,109 million in term deposits and Ps.7,752 million in demand deposits. This was partially offset by decreases of Ps.2,362 million in bank and other loans, Ps.766 million in credit instruments issued and Ps.309 million in subordinated debentures.

The average interest rate on interest-bearing liabilities declined to 2.90% in 2Q14, or 40 bps, from 3.30% in 2Q13, and by 1 bps from 2.91% in 1Q14.

The Ps.5,083 million in interest expenses paid in 2Q14 is broken down as follows: sale and repurchase agreements 42.6%, term deposits 22.4%, demand deposits 14.9%, bank and other loans 9.6%, credit instruments issued 5.4% and subordinated debentures 5.1%.

Interest expense on demand deposits amounted to Ps.756 million during 2Q14, representing a YoY increase of 10.4% and a sequential increase of 2.9%. The YoY increase was mainly driven by a higher average balance in demand deposits, combined with a 23 bps decrease in the average interest rate paid.

Interest paid on time deposits declined 20.7% YoY to Ps.1,141 million. On a sequential basis, interest paid on time deposits increased 10.7%. The YoY decrease reflects a lower average volume together with a 69 bps decline in the average interest rate paid.

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Commission and fee income (net)

Grupo Financiero Santander México
Commission and fee income, net
Millions of Mexican Pesos
				% Variation				% Variation
Commission and fee income	2Q14	1Q14	2Q13	Prev. quarter	Year	6M14	6M13	14/13
Credit card	1,151	1,153	1,072	(0.2)	7.4	2,304	2,109	9.2
Account management	188	188	179	0.0	5.0	376	349	7.7
Collection services	451	462	399	(2.4)	13.0	913	790	15.6
Investment funds	342	335	330	2.1	3.6	677	653	3.7
Insurance	997	902	840	10.5	18.7	1,899	1,658	14.5
Purchase-sale of securities and money market transactions	277	181	186	53.0	48.9	458	356	28.7
Checks trading	78	72	82	8.3	(4.9)	150	164	(8.5)
Foreign trade	179	170	153	5.3	17.0	349	299	16.7
Financial advisory services	350	399	232	(12.3)	50.9	749	732	2.3
Other	212	199	177	6.5	19.8	411	362	13.5
Total	4,225	4,061	3,650	4.0	15.8	8,286	7,472	10.9

Commission and fee expense
Credit card	(434)	(205)	(261)	(111.7)	(66.3)	(639)	(446)	(43.3)
Investment funds	(17)	(23)	(16)	26.1	(6.3)	(40)	(33)	(21.2)
Insurance	(21)	(27)	(26)	22.2	19.2	(48)	(53)	9.4
Purchase-sale of securities and money market transactions	(122)	(54)	(59)	(125.9)	(106.8)	(176)	(94)	(87.2)
Checks trading	(9)	(7)	(8)	(28.6)	(12.5)	(16)	(16)	0.0
Foreign trade	0	0	(3)	0.0	100.0	0	(7)	100.0
Financial advisory services	(18)	(3)	(5)	(500.0)	(260.0)	(21)	(87)	75.9
Other	(313)	(319)	(220)	1.9	(42.3)	(632)	(466)	(35.6)
Total	(934)	(638)	(598)	(46.4)	(56.2)	(1,572)	(1,202)	(30.8)

Commission and fee income, net	3,291	3,423	3,052	(3.9)	7.8	6,714	6,270	7.1

In 2Q14, net commission and fee income totaled Ps.3,291 million, representing a YoY increase of 7.8%, or Ps.239 million. This improvement principally reflects the following YoY increases: 19.9%, or Ps.162 million, in insurance brokerage fees; 46.3%, or Ps.105 million, in financial advisory services and 13.0%, or Ps.52 million, in collections services. These increases were partially offset by a decline of 11.6%, or Ps.94 million, in credit card fees.

Compared to 1Q14, net commission and fee income decreased 3.9%, or Ps.132 million, mainly reflecting the following sequential increases: 11.5%, or Ps.101 million in insurance brokerage fees; and 22.0%, or Ps.28 million, in capital markets and securities. These increases were more than offset by a decline of 24.4%, or Ps.231 million, in credit card fees, explained by seasonality in payments to Visa and Mastercard and the investment in credit card placements through telemarketing to expand in the open market.

2Q.14 | EARNINGS RELEASE | 18

Net gain (loss) on financial assets and liabilities

Grupo Financiero Santander México
Net gain (loss) on financial assets and liabilities
Millions of Mexican Pesos				% Variation				% Variation
	2Q14	1Q14	2Q13	Prev. quarter	Year	6M14	6M13	14/13
Valuation
Foreign exchange	(49)	25	231	(296.0)	(121.2)	(24)	153	(115.7)
Derivatives	(981)	1,491	(3,447)	(165.8)	71.5	510	(4,248)	112.0
Shares	71	(91)	(545)	178.0	113.0	(20)	(651)	96.9
Debt instruments	311	636	(1,921)	(51.1)	116.2	947	393	141.0
Valuation result	(648)	2,061	(5,682)	(131.4)	88.6	1,413	(4,353)	132.5

Purchase / Sale of securities
Foreign exchange	54	53	242	1.9	(77.7)	107	278	(61.5)
Derivatives	1,483	(1,162)	6,078	227.6	(75.6)	321	7,106	(95.5)
Shares	200	(264)	(575)	175.8	134.8	(64)	(120)	46.7
Debt instruments	269	(135)	1,245	299.3	(78.4)	134	(554)	124.2
Purchase / Sale result	2,006	(1,508)	6,990	233.0	(71.3)	498	6,710	(92.6)

Total	1,358	553	1,308	145.6	3.8	1,911	2,357	(18.9)

In 2Q14, Santander México recorded a net gain on financial assets and liabilities of Ps.1,358 million, compared with net gains of Ps.1,308 million in 2Q13 and Ps.553 million in 1Q14. The net gain on financial assets and liabilities in 2Q14 is mainly explained by a trading gain of Ps.2,006 million principally related to derivatives, debt instruments and share instruments, which were partially offset by Ps.648 million in valuation losses, principally related to derivatives.

The Ps.2,006 million gain in trading in 2Q14, was principally driven by derivatives, debt instruments, share instruments and foreign currencies, which reported positive results of Ps.1,483 million, Ps.269 million, Ps.200 million and Ps.54 million, respectively.

The Ps.648 million valuation loss, was mainly explained by losses in derivatives and foreign currencies of Ps.981 million and Ps.49 million, respectively. These losses were partially offset by gains of Ps.311 million and Ps.71 million in debt instruments and share instruments, respectively.

The net gain in 2Q14 was mainly driven by an increase in market making activities and further supported by benefits from the 50bps decline in interest rates enacted by Banxico in June 2014.

2Q.14 | EARNINGS RELEASE | 19

Other operating income

Grupo Financiero Santander México
Other operating income
Millions of Mexican Pesos				% Variation				% Variation
	2Q14	1Q14	2Q13	Prev. quarter	Year	6M14	6M13	14/13
Recovery of previously written-off loans	557	482	474	15.6	17.5	1,039	1,001	3.8
Profit from the sale of real property	0	2	0	(100.0)	0.0	2	0	0.0
Cancellation of liabilities and reserves	66	53	84	24.5	(21.4)	119	151	(21.2)
Interest on personnel loans	29	29	30	0.0	(3.3)	58	63	(7.9)
Allowance for losses on foreclosed assets	(8)	(19)	(8)	57.9	0.0	(27)	(13)	(107.7)
Profit from sale of foreclosed assets	68	222	38	(69.4)	78.9	290	68	326.5
Technical advisory services	1	7	14	(85.7)	(92.9)	8	51	(84.3)
Portfolio recovery legal expenses and costs	(175)	(139)	(152)	(25.9)	(15.1)	(314)	(228)	(37.7)
Write-offs and bankruptcies	(189)	(141)	(103)	(34.0)	(83.5)	(330)	(282)	(17.0)
Provision for legal and tax contingencies	(77)	(54)	33	(42.6)	(333.3)	(131)	(28)	(367.9)
IPAB (Indemnity) provisions and payments	(1)	(2)	(3)	50.0	66.7	(3)	(6)	50.0
Gain (Losses) on sale of performing loans	3	(116)	0	102.6	0.0	(113)	0	0.0
Others	28	36	68	(22.2)	(58.8)	64	93	(31.2)

Total	302	360	475	(16.1)	(36.4)	662	870	(23.9)

Other operating income in 2Q14 totaled Ps.302 million, down from Ps.475 million in 2Q13 and Ps.360 million in 1Q14, mainly due to higher provisions for legal and tax contingencies as well as write-offs and bankruptcies.

The YoY decrease is mainly explained by a release of provisions for legal contingencies that occurred in 2Q13, while the QoQ decline is explained by higher profits from sale of foreclosed assets in 1Q14.

2Q.14 | EARNINGS RELEASE | 20

Administrative and promotional expenses

Administrative and promotional expenses consist of personnel costs such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and our long-term incentive plan for our executives. Other general expenses mainly consist of: expenses related to technology and systems, administrative services, which are mainly services outsourced in the areas of information technology, taxes and duties, professional fees, contributions to IPAB, rental of properties and hardware, advertising and communication, surveillance and cash courier services and expenses related to maintenance, conservation and repair, among others.

Grupo Financiero Santander México
Administrative and promotional expenses
Millions of Mexican Pesos				% Variation				% Variation
	2Q14	1Q14	2Q13	Prev. quarter	Year	6M14	6M13	14/13
Salaries and employee benefits	2,614	2,587	2,392	1.0	9.3	5,201	4,742	9.7
Credit card operation	76	73	69	4.1	10.1	149	141	5.7
Professional fees	131	82	25	59.8	424.0	213	161	32.3
Leasehold	403	405	352	(0.5)	14.5	808	719	12.4
Promotional and advertising expenses	171	137	76	24.8	125.0	308	237	30.0
Taxes and duties	289	389	322	(25.7)	(10.2)	678	534	27.0
Technology services (IT)	604	617	540	(2.1)	11.9	1,221	1,040	17.4
Depreciation and amortization	419	425	427	(1.4)	(1.9)	844	809	4.3
Contributions to bank savings protection system (IPAB)	453	436	372	3.9	21.8	889	732	21.4
Cash protection	154	163	193	(5.5)	(20.2)	317	295	7.5
Others	607	588	546	3.2	11.2	1,195	1,192	0.3

Total	5,921	5,902	5,314	0.3	11.4	11,823	10,602	11.5

Administrative and promotional expenses in 2Q14 amounted to Ps.5,921 million, representing a YoY increase of 11.4%, or Ps.607 million. Ongoing branch expansion affects YoY comparisons despite stringent cost controls. A total of 112 new branches related to the branch expansion plan have been opened during the past 21 months, while only 41 new branches had been opened by 2Q13.

On a sequential basis, administrative and promotional expenses remained relatively stable growing 0.3% or Ps.19 million, principally reflecting increases of Ps.49 million in professional fees, Ps.34 million in promotional and advertising expenses and Ps.27 million in salaries and employee benefits. These increases were partially offset by declines of Ps.100 million in taxes and duties and Ps.13 million in technology services.

The efficiency ratio for 2Q14 stood at 42.9%, which compares to 39.2% in 2Q13 and improves from the 44.3% reported in 1Q14, while the recurrence ratio was 61.2%, below the 64.0% reported in 2Q13 and the 62.5% 1Q14.

2Q.14 | EARNINGS RELEASE | 21

Current and Deferred Taxes

In 2Q14 Santander México reported a tax expense of Ps.948 million compared to Ps.831 million in 2Q13, and Ps.716 million in 1Q14.

The effective tax rate for the quarter was 20.4%, which compares to 16.3% in 2Q13 and 18.0% in 1Q14 respectively.

Capitalization and ROAE

Banco Santander México
Capitalization
Millions of Mexican Pesos	2Q14	1Q14	2Q13
Tier 1	75,605	71,832	76,074
Tier 2	17,462	17,312	205
Total capital	93,067	89,144	76,279

Risk-weighted assets
Credit risk	392,703	373,170	322,323
Credit, market and operational risk	577,035	568,833	499,168

Credit risk ratios:
Tier 1 (%)	19.3	19.3	23.6
Tier 2(%)	4.4	4.6	0.1
Capitalization ratio (%)	23.7	23.9	23.7

Total capital ratios:
Tier 1(%)	13.1	12.6	15.2
Tier 2 (%)	3.0	3.1	0.1
Capitalization ratio (%)	16.1	15.7	15.3

Banco Santander (Mexico)’s preliminary capital ratio at period end 2Q14 was 16.1%, compared to 15.3% at period end 2Q13 and 15.7% at period end 1Q14. The 16.1% capital ratio was comprised of 13.1% Tier 1 and 3.0% Tier 2.

As of April 2014, Banco Santander México is classified within Category 1 in accordance with Article 134bis of the Mexican Banking Law, and remains in this category as per the preliminary results dated June 2014, which is the most recent available analysis.

2Q14 ROAE was 14.1%, versus 17.8% in 2Q13 and showing a sequential improvement from 13.5% in 1Q14.

2Q.14 | EARNINGS RELEASE | 22

RELEVANT EVENTS & REPRESENTATIVE ACTIVITIES AND TRANSACTIONS

Santander Mexico further enhances investor relations efforts

On July 25, Santander Mexico announced that Hector Chavez will assume the position of Managing Director, Head of Investor Relations, effective August 1, 2014, complementing the efforts of Gerardo Freire, who will report to Mr. Chavez and continue with his current responsibilities as Executive Director of Investor Relations.

Santander Mexico's IR team will benefit from Mr. Chavez's strong relationships with institutional investors and his thorough understanding of the bank and the industry.  He has more than twenty-five years of professional experience in debt and equity research, and banking, most recently holding the position of Managing Director of Economic & Equity Research of Casa de Bolsa Santander.

By bringing on board Mr. Chavez, Santander Mexico seeks to further reinforce its investor relations efforts underscoring its commitment to maintain standards of excellence in investor communications and enhance its dialogue with the financial community.

General Extraordinary Shareholders’ Meeting

On June 19, 2014, Santander México held its General Extraordinary Shareholder’s Meeting and approved among other items:

•	The modification of the Corporate By-Laws

•	The amendment of the Sole Liability Agreement

General Ordinary Shareholders’ Meeting

On April 25, 2014, Santander México held its General Ordinary Shareholder’ Meeting and approved among other items:

•
The ratification of the Company’s fund for the repurchase of shares, in accordance with the provisions set forth in Article 56 section IV of the Securities Market Law and under the policies approved by the Company’s Board of Directors for the amount of Ps.1,500 million. It was agreed that such fund comes from the account of “Retained earnings”

•	The appointment of Mr. Antonio Puron Miér y Terán as Chairman of the Corporate Practices, Nominations and Compensations Committee.

•	The ratification member of the Board of Directors as indicated below:

2Q.14 | EARNINGS RELEASE | 23

Series “F” Non Independent Directors
D. Carlos Gómez y Gómez	Chairman
D. Marcos Alejandro Martínez Gavica	Director
D. Carlos Fernández González	Director
D. Rodrigo Brand de Lara	Director
D. Francisco Javier Hidalgo Blazquez	Alternate Director
D. Pedro José Moreno Cantalejo	Alternate Director
D. Eduardo Fernández García-Travesí	Alternate Director
Series “F” Independent Directors
D. Guillermo Güemez García	Director
D. Joaquín Vargas Guajardo	Director
D. Juan Gallardo Thurlow	Director
D. Vittorio Corbo Lioi	Director
D. Eduardo Carredano Fernández	Alternate Director
D. Jesús Federico Reyes Heroles González Garza	Alternate Director
Series “B” Independent Directors
D. Fernando Solana Morales	Director
D. Fernando Ruíz Sahagún	Director
D. Gina Lorenza Diez Barroso Azcárraga	Director
D. Alberto Torrado Martínez	Director
D. Enrique Krauze Kleinbort	Alternate Director
D. Antonio Purón Mier y Terán	Alternate Director

Santander México announced that its Parent Company signed an alliance to create a leader in the custody business

On June 19, 2014, Santander México announced that its parent company, Banco Santander, S.A. had entered into a definitive agreement with FINESP Holdings II B.V., an affiliate of Warburg Pincus, a leading global private equity firm focused on growth investing, to create a leader in the custody business. Under the terms of the agreement, which is conditional upon legal and regulatory approvals, the group which will also include Temasek, a Singapore based investment company, will acquire a 50% stake in Santander’s current custody operations in Spain, Mexico and Brazil. The remaining 50% will be owned by Santander. The transaction is expected to close in the fourth quarter of 2014.

Representative Transactions

Santander as Global Coordinator in the Follow-On of Fibra Uno (FUNO)

Santander México participated as Global Coordinator in FUNO’s follow-on for US$2,526 million at Ps.41 per CBFI (Certificados Bursátiles Fiduciarios Inmobiliarios = Real Estate Trust Certificates), allocated as follows: 67% in the international markets and 33% in the local market. This transaction marks the fourth equity offering by FUNO and was the third largest equity offering ever in Mexico.

Santander Administrative Agent in Syndicated Loan for “Ventika” Twin Wind Farm

Santander México acted as administrative agent in a syndicated loan for “Ventika”, a twin wind farm project which calls for a total investment of US$650 million, of which 75% corresponds to debt and 25% to equity. This project will be developed by CEMEX and Fisterra (a subsidiary of Blackstone Energy Partners) and ranks among wind farms with the highest power capacity in Mexico. This is the first time that a project counts with the participation of all developments banks in Mexico (BANOBRAS, NAFIN, BANCOMEXT), and is  the first energy investment project of Blackstone in Mexico and the second large wind farm project for CEMEX.

2Q.14 | EARNINGS RELEASE | 24

Santander participated in a Supplier Credit in connection with the agreement between Pemex Exploración y Producción (PEP) and Dragados Offshore

Santander México participated in a Supplier Credit for a total amount of US$ 86 million, under the completion method, in connection with the agreement between Dragados Offshore and Pemex Exploración y Producción for the supply and construction of a 38km, 36-inch oil and gas pipeline to interconnect the Xanab-C platform.

Santander signs credit agreement with the European Investment Bank to facilitate access to credit for SMEs

On June 8, Santander México signed a credit agreement with the European Investment Bank (EIB) worth Ps.2,700 million for the purpose of providing financial support to numerous SMEs in Mexico. This loan, the first of its kind, came into being due to the broad relationship between the EIB and our parent company. The EIB decided to expand its credit alternatives to other Santander subsidiaries in Latin America and for the first time, addressed Mexico.

AWARDS & RECOGNITION

"Best Bank in Mexico 2014" Euromoney”

On July 10, 2014 Euromoney magazine awarded Banco Santander as “Best Bank in Mexico” for the third consecutive year, acknowledging “Santander’s ability to confront complex challenges in the current environment and show strength in its balance sheet”.

Euromoney magazine, founded in 1969, is recognized worldwide as a leader in international banking and financial news, as well as for its excellence awards which are benchmark for the financial sector. These awards are decided by Euromoney editors based on objective data such as profitability, growth and efficiency, and the ability of each institution to address complex challenges in times like these.

"Best Trade Bank" Trade Finance Magazine

On June 25, 2014 in its 5th Annual Awards, Trade Finance magazine recognized Santander Mexico as the “Best Trade Bank” for its outstanding activity in foreign trade in Mexico, an award that has been received for the fourth consecutive time.

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RATING ACTIONS

On May 23, 2014, Fitch Ratings affirmed its long and short term ratings on both scales with a stable outlook.

On May 23, 2014, Fitch Ratings affirmed a long-term national rating of AAA (mex) and a short-term national rating of F1+ (mex) to Santander Vivienda. At the same time Fitch Ratings assigned a long-term national rating of AAA (mex) to Santander Vivienda´s fixed rate senior notes with ticker HICOAM07. The ratings' outlook is stable.

On July 16, 2014, Moody's assigned an A3 long-term global local currency senior debt rating to Santander Vivienda´s fixed rate senior notes with ticker HICOAM07. At the same time Moody´s assigned a long-term Mexican national rating of Aaa.mx to these notes.

On July 17, 2014, Moody's upgraded Banco Santander México´s cumulative non-convertible Tier 2 subordinated notes from Ba1 (hyb), positive outlook, to Baa3 (hyb), positive outlook.

On July 23, 2014, Standard & Poor's Ratings Services affirmed its 'BBB+' long and 'A-2' short-term global ratings and its 'mxAAA/mxA-1+' national scale ratings on Banco Santander México.

At the same all the ratings were withdrawn at the issuer's request. The ratings' outlook at the time of the withdrawal was stable.

Additionally, the following ratings assigned by Standard & Poor’s were also withdrawn at the issuer’s request: i) issue-level ratings on the bank's senior unsecured notes, hybrid instrument debt, ii) CaVal 'mxAA+/mxA-1+' national scale rating on Santander Vivienda, and iii) 'mxAA+' rating on its debt issuance (HICOAM07).

CREDIT RATINGS

Banco Santander México
Ratings
	Moody´s	Fitch Ratings
Global scale
Foreign currency
Long term	A3	BBB+
Short term	P-2	F2

Local currency
Long term	A3	BBB+
Short term	P-2	F2

National scale
Long term	Aaa.mx	AAA(mex)
Short term	Mx-1	F1+(mex)

Autonomous credit profile (SACP)	-	-
Rating viability (VR)	-	bbb+

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Support	-	2
Financial strength	C-	-
Standalone BCA	baa1	-
Outlook	Stable	Stable

Last publication:	12-Feb-14	23-May-14

International Issuances
Tier 2 Subordinated Capital Notes due 2024	Baa3	BB+
Long-term senior unsecured global notes due 2022	A3	BBB+

Santander Vivienda (formerly ING Hipotecaria)
	Moody’s	Fitch Ratings
National scale
Long Term	----	AAA (mex)

Short Term	----	F1+ (mex)

Notes HICOAM 07

Global Scale
Local currency
Long Term	A3	----

National scale
Long Term	Aaa.mx	AAA(mex)

Standalone BCA	b1	----

Outlook	Stable	Stable

Last publication:	16-jul-14	23-may-14

Brokerage - Casa de Bolsa Santander
Ratings
	Moody´s	Fitch Ratings
Global scale
National scale
Long term	A3	_
Short term	Prime-2	_

National scale
Long term	Aaa.mx	AAA(mex)
Short term	Mx-1	F1+(mex)

Outlook	Stable	Stable

Last publication:	17-Dec-13	23-May-14

2Q.14 | EARNINGS RELEASE | 27

2Q14 EARNINGS CALL DIAL-IN INFORMATION

Date:	Thursday, July 31, 2014

Time:	09:00 AM (MCT); 10:00 AM (US ET)

Dial-in Numbers:	1-888-778-9064 US & Canada; 1-913-312-1466 International & Mexico

Access Code:	9173916

Webcast:	https://viavid.webcasts.com/starthere.jsp?ei=1038576

Replay:	Starting on Thursday, July 31, 2014 at 1:00 pm US ET (12:00 pm MCT), and ending on Thursday, August 7, 2014 at 11:59 pm US ET (10:59 pm MCT)

Dial-in number: 1-877-870-5176 US & Canada; 1-858-384-5517 International & Mexico
Access Code: 9173916

ANALYST COVERAGE
Actinver, Bank of America Merrill Lynch, Barclays, BBVA Bancomer, Citi, Credit Suisse, Deutsche Bank, EVA Dimensions, Finamex, GBM, Goldman Sachs, HSBC, Independent Research, Interacciones, JP Morgan, Monex Casa de Bolsa, Morgan Stanley, Morningstar, Nau Securities, RBC, Scotiabank, UBS and Vector.

Santander México is covered by the aforementioned analysts. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

DEFINITION OF RATIOS
ROAE: Annualized net income divided by average equity

EFFICIENCY: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and net of allowances).

RECURRENCY: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

Note:
•	Annualized figures are calculated as follows 6M14x2
•	Average figures are calculated using 4Q13 and 2Q14

2Q.14 | EARNINGS RELEASE | 28

ABOUT GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. (NYSE: BSMX; BMV: SANMEX)
Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of June 30, 2014, Santander México had total assets of Ps.919.9 billion under Mexican Banking GAAP and more than 11 million customers. Headquartered in Mexico City, the Company operates 1,050 branches and 243 offices nationwide and has a total of 14,375 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information on Grupo Financiero Santander contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

MARCOS A. MARTÍNEZ GAVICA	PEDRO JOSÉ MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JUAN RAMÓN JIMÉNEZ LORENZO

Deputy General Director of Intervention and Control Management	Executive Director – Controller	Executive Director of Internal Audit

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with the General Nature Provisions applicable to Holding Corporations of Financial Groups which are subject to the supervision of the National Banking and Securities Commission on accounting procedures, published in the Federal Official Gazette on January 31, 2011.  The exchange rate used to convert foreign currency transactions to pesos is Ps.12.9712.

INVESTOR RELATIONS CONTACT
Héctor Chávez Lopez – Managing Director - IRO
+ 52 (55) 5269-1925
hchavez@santander.com.mx
Gerardo Freire Alvarado – Executive Director of Investor Relations
+ 52 (55) 5269-1827 / + 52 (55) 5269-1828
gfreire@santander.com.mx
Investor Relations Team
investor@santander.com.mx	www.santander.com.mx

2Q.14 | EARNINGS RELEASE | 29

LEGAL DISCLAIMER
Grupo Financiero Santander México cautions that this report may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be found in various places throughout this report and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; our focus on strategic businesses; our compound annual growth rate; our risk, efficiency and profitability targets; financing plans; competition; impact of regulation; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de Mexico); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowances for loans and other losses; increased default by borrowers; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations; and certain other factors indicated in our  annual report20F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance.

Note: The information contained in this report is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in nominal terms. Historical figures are not adjusted for inflation.

2Q.14 | EARNINGS RELEASE | 30

Grupo Financiero Santander México

▪	Consolidated Balance Sheet

▪	Consolidated Statement of Income

▪	Consolidated Statement of Changes in Stockholders’ Equity

▪	Consolidated Statement of Cash Flows

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander on the CNBV Website: www.cnbv.gob.mx

2Q.14 | EARNINGS RELEASE | 31

Grupo Financiero Santander México
Consolidated balance sheet
Millions of Mexican pesos
		2014				2013
	Jun	Mar	Dec	Sep	Jun	Mar
Assets

Funds available	91,384	94,408	89,654	72,419	84,994	102,461

Margin accounts	3,392	2,894	3,265	3,664	3,134	3,830

Investment in securities	219,044	218,047	170,244	187,456	219,869	201,150
Trading securities	143,491	149,772	103,503	127,070	160,761	158,619
Securities available for sale	70,175	62,944	61,455	55,132	53,908	37,384
Securities held to maturity	5,378	5,331	5,286	5,254	5,200	5,147

Debtors under sale and repurchase agreements	10,471	8,413	35,505	19,069	8,906	21,148

Derivatives	88,209	73,878	73,619	75,844	72,042	94,565
Trading purposes	87,566	73,422	73,319	75,691	71,810	94,178
Hedging purposes	643	456	300	153	232	387

Valuation adjustment for hedged financial assets	85	29	4	125	64	246

Performing loan portfolio
Commercial loans	261,976	236,610	227,636	228,337	220,224	213,471
Commercial or business activity	205,210	189,995	187,903	196,431	188,480	175,379
Financial entities loans	5,901	3,859	2,246	1,912	779	451
Government entities loans	50,865	42,756	37,487	29,994	30,965	37,641
Consumer loans	69,372	67,069	66,609	65,400	63,464	61,906
Mortgage loans	94,655	91,739	86,644	74,297	72,787	70,448
Total performing loan portfolio	426,003	395,418	380,889	368,034	356,475	345,825

Non-performing loan portfolio
Commercial loans	7,152	6,910	7,280	5,608	3,899	1,823
Commercial or business activity	7,152	6,909	7,280	5,608	3,899	1,815
financial Institutions	0	1	0	0	0	8
Consumer loans	2,933	2,895	2,696	2,668	2,606	2,261
Mortgage loans	4,587	4,126	4,067	2,485	2,380	2,358
Total non-performing portfolio	14,672	13,931	14,043	10,761	8,885	6,442
Total loan portfolio	440,675	409,349	394,932	378,795	365,360	352,267

Allowance for loan losses	(16,397)	(16,081)	(16,222)	(15,779)	(15,989)	(11,954)
Loan portfolio (net)	424,278	393,268	378,710	363,016	349,371	340,313

Accrued income receivable from securitization transactions	128	127	124	0	0	0
Other receivables (net)	55,613	48,641	42,866	58,109	69,513	72,856
Foreclosed assets (net)	357	344	425	140	126	136
Property, furniture and fixtures (net)	4,664	4,704	4,773	4,328	4,113	4,058
Long-term investment in shares	112	162	145	122	117	167
Deferred taxes and deferred profit sharing (net)	17,953	18,067	18,088	16,998	14,672	11,049

Deferred charges, advance payments and intangibles	3,971	4,085	4,173	3,867	3,823	3,875
Other	200	206	202	178	175	169
Discontinued operations assets	0	0	0	887	745	712

Total assets	919,861	867,273	821,797	806,222	831,664	856,735

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Grupo Financiero Santander México
Consolidated balance sheet
Millions of Mexican pesos
		2014				2013
	Jun	Mar	Dec	Sep	Jun	Mar
Liabilities

Deposits	447,680	423,375	430,921	414,963	404,712	410,825
Demand deposits	259,046	255,062	257,892	240,947	218,606	226,503
Time deposits – general public	120,592	122,896	120,160	129,344	130,599	124,871
Time deposits – money market	45,470	23,123	26,616	19,233	29,498	23,546
Credit instruments issued	22,572	22,294	26,253	25,439	26,009	35,905

Bank and other loans	42,492	42,854	45,380	29,688	27,086	31,094
Demand loans	9,000	7,014	4,341	6,506	9,659	9,075
Short-term loans	18,396	17,537	19,377	16,174	15,513	19,726
Long-term loans	15,096	18,303	21,662	7,008	1,914	2,293

Creditors under sale and repurchase agreements	127,905	114,581	77,132	108,890	127,376	116,299

Collateral sold or pledged as guarantee	9,654	17,956	12,339	8,745	18,316	18,130
Securities loans	9,654	17,956	12,339	8,745	18,316	18,130

Derivatives	90,416	74,146	73,425	75,725	73,498	92,751
Trading purposes	86,500	71,705	72,033	73,955	72,264	91,132
Hedging purposes	3,916	2,441	1,392	1,770	1,234	1,619

Other payables	81,912	78,366	70,302	66,493	77,766	83,789
Income taxes payable	13	7	807	148	180	284
Employee profit sharing payable	130	277	233	272	97	83
Creditors from settlement of transactions	45,139	55,583	28,687	40,906	52,312	62,970
Payable for cash collateral received	3,941	4,370	4,944	4,781	4,215	6,158
Sundry creditors and other payables	32,689	18,129	35,631	20,386	20,962	14,294

Subordinated credit notes	17,192	17,043	16,824	0	0	0

Deferred revenues and other advances	698	846	773	838	919	1,011

Discontinued operations	0	0	0	386	294	317

Total liabilities	817,949	769,167	727,096	705,728	729,967	754,216

Paid-in capital	48,170	48,165	48,128	47,908	47,881	47,776
Capital stock	36,357	36,357	36,357	36,357	36,357	36,357
Share premium	11,813	11,808	11,771	11,551	11,524	11,419

Other capital	53,742	49,941	46,573	52,586	53,816	54,743
Capital reserves	1,944	1,851	1,851	1,851	1,850	349
Retained earnings	44,990	45,140	24,240	36,190	43,370	48,979
Result from valuation of available for sale securities, net	203	(422)	(427)	(99)	(215)	762
Result from valuation of cash flow hedge instruments, net	(350)	104	24	(108)	(59)	(74)
Net income	6,946	3,259	20,876	14,742	8,860	4,717
Non-controlling interest	9	9	9	10	10	10
Total stockholders´equity	101,912	98,106	94,701	100,494	101,697	102,519

Total liabilities and stockholders´ equity	919,861	867,273	821,797	806,222	831,664	856,735

2Q.14 | EARNINGS RELEASE | 33

Grupo Financiero Santander México
Consolidated balance sheet
Millions of Mexican pesos
		2014				2013
	Jun	Mar	Dec	Sep	Jun	Mar
Memorandum accounts
For third parties

Current client account
Client Banks	88	86	100	81	675	56
Liquidation of client transactions	(21)	(323)	589	(364)	(1,245)	(47)
Dividends on behalf of clients	1	0	0	1	1	1

Custody services
Assets under custody	262,330	288,930	267,977	255,157	579,068	290,289

Transactions on behalf of third parties
Sale and repurchase agreements	32,870	57,553	58,432	55,615	71,235	38,874
Security loans on behalf of clients	918	829	528	946	1,121	1,201
Collaterals received as guarantee on behalf of clients	235,791	240,524	237,455	240,592	2,023	28,283
Acquisition of derivatives	226,708	237,635	246,684	253,974	267,400	291,038
Sale of derivatives	288,587	325,240	365,134	425,602	479,013	526,154

Total on behalf of third parties	1,047,272	1,150,474	1,176,899	1,231,604	1,399,291	1,175,849

Proprietary record accounts

Contingent assets and liabilities	32,943	33,073	34,500	33,485	33,237	30,265

Credit commitments
Trusts	135,503	132,085	133,101	125,762	123,172	127,435
Mandates	277	265	274	1,627	1,612	1,596

Assets in custody or under administration	3,298,168	3,757,406	3,543,470	3,682,981	4,006,969	3,567,360

Credit commitments	153,560	158,421	158,521	150,895	155,912	155,483

Collateral received	56,094	93,842	99,277	73,667	60,377	154,943

Collateral received and sold or pledged as guarantee	33,660	66,869	50,891	45,016	31,663	115,180

Uncollected interest earned on past due loan portfolio	1,704	2,078	1,229	1,473	1,447	1,402

Other record accounts	575,476	528,965	511,659	518,961	501,926	484,324

	4,287,385	4,773,004	4,532,922	4,633,867	4,916,315	4,637,988

Total	5,334,657	5,923,478	5,709,821	5,865,471	6,315,606	5,813,837

2Q.14 | EARNINGS RELEASE | 34

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

MARCOS A. MARTÍNEZ GAVICA	PEDRO JOSÉ MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JUAN RAMÓN JIMÉNEZ LORENZO

Deputy General Director of Intervention and Control Management	Executive Director - Controller	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

2Q.14 | EARNINGS RELEASE | 35

Grupo Financiero Santander México
Consolidated statement of income
Millions of Mexican pesos

			2014					2013
	6M	2Q	1Q	12M	4Q	3Q	2Q	1Q
Interest income	27,987	14,345	13,642	55,136	13,663	13,664	14,201	13,608
Interest expense	(9,732)	(5,083)	(4,649)	(19,106)	(4,279)	(4,553)	(5,302)	(4,972)
Net interest income	18,255	9,262	8,993	36,030	9,384	9,111	8,899	8,636

Provisions for loan losses	(7,141)	(3,672)	(3,469)	(12,852)	(3,598)	(3,102)	(3,348)	(2,804)
Net interest income after provisions for loan losses	11,114	5,590	5,524	23,178	5,786	6,009	5,551	5,832

Commission and fee income	8,286	4,225	4,061	15,364	3,998	3,894	3,650	3,822
Commission and fee expense	(1,572)	(934)	(638)	(2,483)	(688)	(593)	(598)	(604)
Net gain (loss) on financial assets and liabilities	1,911	1,358	553	3,014	102	555	1,308	1,049
Other operating income	662	302	360	1,726	407	449	475	395
Administrative and promotional expenses	(11,823)	(5,921)	(5,902)	(19,069)	(5,730)	(2,737)	(5,314)	(5,288)
Operating income	8,578	4,620	3,958	21,730	3,875	7,577	5,072	5,206

Equity in income of unconsolidated subsidiaries and associates	33	16	17	82	24	16	27	15

Operating income before income taxes	8,611	4,636	3,975	21,812	3,899	7,593	5,099	5,221

Current income taxes	(1,580)	(818)	(762)	(4,897)	139	(1,030)	(2,938)	(1,068)
Deferred income taxes (net)	(84)	(130)	46	2,045	154	(732)	2,107	516

Income from continuing operations	6,947	3,688	3,259	18,960	4,192	5,831	4,268	4,669

Discontinued operations	0	0	0	1,918	1,943	51	(124)	48

Consolidated net income	6,947	3,688	3,259	20,878	6,135	5,882	4,144	4,717

Non-controlling interest	(1)	(1)	0	(2)	(1)	0	(1)	0
Net income	6,946	3,687	3,259	20,876	6,134	5,882	4,143	4,717

2Q.14 | EARNINGS RELEASE | 36

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

MARCOS A. MARTÍNEZ GAVICA	PEDRO JOSÉ MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JUAN RAMÓN JIMÉNEZ LORENZO

Deputy General Director of Intervention and Control Management	Executive Vice President of Accounting	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

2Q.14 | EARNINGS RELEASE | 37

Grupo Financiero Santander México
Consolidated statements of changes in stockholders’ equity
From January 1st to June 30, 2014
Millions of Mexican pesos

	Paid-in capital		Other capital
CONCEPT	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Result from valuation of securities available for sale, net	Result from the valuation of cash flow hedge instruments	Net income	Non-controlling interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31, 2013	36,357	11,771	1,851	24,240	(427)	24	20,876	9	94,701
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS
Transfer of prior year's net income			93	20,783			(20,876)		0
TOTAL	0	0	93	20,783	0	0	(20,876)	0	0
MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME
Result from valuation of available for sale securities, net					630				630
Result from valuation of cash flow hedge instruments, net						(374)			(374)
Recognition of share-based payments		72							72
Shares held by treasury		(30)							(30)
Recoveries of allowance for loan losses previously applied to retained earnings				10					10
Cumulative effect of change in methodology for measuring allowance for loan losses with respect to financial entities loans portfolio				(58)					(58)
Share of comprehensive income of associated companies accounted by the equity method				15				(1)	14
Net income							6,946	1	6,947

TOTAL	0	42	0	(33)	630	(374)	6,946	0	7,211

BALANCE AS OF JUNE 30, 2014	36,357	11,813	1,944	44,990	203	(350)	6,946	9	101,912

2Q.14 | EARNINGS RELEASE | 38

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

MARCOS A. MARTÍNEZ GAVICA	PEDRO JOSÉ MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JUAN RAMÓN JIMÉNEZ LORENZO

Deputy General Director of Intervention and Control Management	Executive Vice President of Accounting	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

2Q.14 | EARNINGS RELEASE | 39

Grupo Financiero Santander México
Consolidated statement of cash flows
From January 1st to June 30, 2014
Millions of Mexican pesos

OPERATING ACTIVITIES
Net income		6,946
Adjustment for line items that do not require cash flows
Result from valuation associated with operating activities	191
Equity in income of unconsolidated subsidiaries and associates	(33)
Depreciation of property, furniture and fixtures	378
Amortizations of intangible assets	466
Recognition of share-based payments	72
Current and deferred income taxes	1,664	2,738
		9,684

OPERATING ACTIVITIES
Margin accounts		(127)
Investment in securities		(47,800)
Debtors under sale and repurchase agreements		25,034
Derivatives-asset		(15,264)
Loan portfolio-net		(45,650)
Accrued income receivable from securitization transactions		(4)
Foreclosed assets		69
Other operating assets		(7,980)
Deposits		16,760
Bank and other loans		(2,888)
Creditors under sale and repurchase agreements		50,772
Collateral sold or pledged as guarantee		(2,685)
Derivatives-liability		16,992
Subordinated debentures		368
Other operating liabilities		12,828
Payments of income taxes		(7,643)

Net cash provided by (used in) operating activities		2,466

INVESTING ACTIVITIES
Proceeds from disposal of property, furniture and fixtures		9
Payments for acquisition of property, furniture and fixtures		(273)
Cash dividends received		66
Payments for acquisition of intangible assets		(367)

Net cash provided by (used in) investing activities		(565)

FINANCING ACTIVITIES

Recovery of reserves previously applied to retained earnings		10

Net cash used in financing activities		10

Net increase in cash and cash equivalents		1,911

Adjustment to cash flows for changes in exchange rate		(181)

Funds available at the beginning of the year		89,654

Funds available at the end of the year		91,384

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These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

MARCOS A. MARTÍNEZ GAVICA	PEDRO JOSÉ MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JUAN RAMÓN JIMÉNEZ LORENZO

Deputy General Director of Intervention and Control Management	Executive Vice President of Accounting	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

2Q.14 | EARNINGS RELEASE | 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO FINANCIERO SANTANDER MÉXICO

▪	Significant accounting policies

▪	Earnings per share

▪	Consolidated balance sheet and consolidated income statement by segment

▪	Annex 1. Loan portfolio rating

▪	Annex 2. Financial ratios according to CNBV

▪	Notes to consolidated financial statements

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander on the CNBV Website: www.cnbv.gob.mx

2Q.14 | EARNINGS RELEASE | 42

Significant accounting policies

The significant accounting policies applied by Santander Mexico (“Grupo Financiero Santander Mexico”, “Financial Group” or the “Group”)  are in conformity with the accounting criteria established by the Commission in the General Provisions Applicable to Financial Groups, Credit Institutions, Brokerage House and Regulated Multiple Purpose Financing Entities (“the provisions”), in its circulars and in general and specific official mandates, which require that management make certain estimates and utilize certain assumptions to determine the valuation of items included in the consolidated financial statements and to make required disclosures. Although the actual results may differ, management believes that the estimates and assumptions utilized were appropriate under the circumstances.

Based on accounting criterion A-1 of the Commission, the accounting of the Financial Group shall be in conformity with Mexican Financial Reporting Standards as promulgated by the Mexican Board of Financial Reporting Standards (“CINIF”), except when the Commission believes that a specific regulation or accounting treatment should be applied on the basis that the institutions its rules carry out specialized operations.

Changes in accounting policies

Changes in the Accounting Criteria of the Commission

On June 24, 2013, the Commission issued rulings which modified the “General Provisions applicable to Credit Institutions”, whereby the methodology applicable to the classification of the commercial loan portfolio was modified in order to change the current model of creating allowance for loan losses based on the incurred loss model to an expected loss model wherein losses of the following 12 months are estimated with the credit information that best foresees them.

The Commission stipulated the recognition in stockholders’ equity under the heading “Retained earnings” of the initial cumulative financial effect derived from the application of the new classification methodology for the commercial loan portfolio. The Commission stipulated two deadlines for the implementation of these new criteria. The first deadline is as of December 31, 2013 to determine and record the allowance for loan losses to commercial or business activity loan portfolio and the second deadline is as of June 30, 2014 for loan losses related to financial entities loan portfolio.

Santander México recognized the initial cumulative financial effect derived from the application of the new classification methodology for the commercial or business activity loan portfolio as of June 30, 2013 and the initial cumulative financial effect derived from the application of the new classification methodology for the financial entities loan portfolio as of June 30, 2014 in accordance with the Commission.

As of June 30, 2014, the initial effect resulting from the change in the rating methodology of the financial entities loan portfolio stipulated by the Commission originated an increased in the allowance for loan losses in the amount of Ps.83 million pesos which were reported in the balance sheet under the line item "Allowance for loan losses" with its corresponding debit in Stockholders' equity under the line item “Retained earnings” by this same amount.

In addition, and in accordance with provisions of MFRS D-4, Income Taxes, Santander México recognized the deferred tax resulting from the initial effect derived from the change in the rating methodology of the financial entities loan portfolio. This was accounted for as an increase in the amount of Ps.25 million pesos in the line item "Deferred taxes and deferred profit sharing (net)" within the balance sheet asset side with its corresponding increase in the “Retained earnings” line item within the Stockholders' equity. The effect recognized in Stockholders equity under “Retained earnings” derived from the application of the change in rating methodology of the financial entities loan portfolio amounted to Ps.58 million, net of the related deferred tax.

As of June 30, 2014 (date of the initial application), the amount of the allowance for financial entities loan portfolio calculated with the methodology based on an expected loss model amounts to Ps.132 compared with Ps.49 that would correspond to the amount of the allowance for loan losses for financial entities loan portfolio calculated with the methodology based on an incurred loss model.

Changes in the Financial Reporting Standards (FRS) issued by the Mexican Board of Financial Reporting Standards, or CINIF (Spanish acronym), applicable to the Group

As of January 1, 2014, the Group adopted the following FRS:

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FRS C-11, Shareholders’ equity
FRS C-12, Financial Instruments with liability and capital characteristics
Improvement to FRS 2014

Some of the main changes established by these standards are:

FRS C-11, Shareholders’’ Equity – The previous Bulletin C-11 established that in order for installments for future capital increases to be filed in the shareholders’ equity there must be “…a resolution in the partners’ or owners’ meeting to be applied for increases of capital stock in the future….”. This FRS requires in addition for the price per share to be issued for such installments to be fixes and that it is established that it cannot be reimbursed prior to capitalizing, to qualify as shareholders’ equity. In addition it generically indicates when a financial instrument meets the capital characteristics to be deemed as such, given that otherwise it would be a liability.

FRS C-12, Financial instruments with liability and capital characteristics – Establishes that the main characteristics for a financial instrument to qualify as a capital instrument is that the holder thereof is exposed to the entity’s risks and benefits, instead of having a right to collect a fix amount from the entity. The main change in the qualification of a redeemable capital instrument, such as a preferred share, consists in establishing that, as an exception, when certain conditions are met indicated in this standard, among it points out that the exercise of the redemption, can be enforced only until the liquidation of the corporation, while there is no other unavoidable payment obligation in favor of the holder, the redeemable instrument is qualified as capital. The concept of subordination is incorporated; a crucial element to this standard, given that if a financial instrument has payment or reimbursement preference before other instruments it would qualify as liability, given the existing obligation to settle it. it is allowed to classify an instrument as capital with the option to issue a fix number of shares at a fix price provided in a currency other than the functional currency of the issuer, provided the option is held by all the owners of the same class of capital instruments, proportionally to their ownership.

Improvements to FRS 2014 –The purpose of the Improvements to the Financial Reporting Standards 2014 (Improvements to FRS 2014) incorporate in the Financial Reporting Standards changes and statements in order to establish a more adequate regulation approach.

The Improvements to FRS are classified in those improvements that generate accounting changes in assessment, filing or disclosure of financial statements of the entities in those improvements that are amendments to the FRS to clarify the same, that help establish a more clear and comprehensive regulation approach; given that these are clarifications, they do not generate accounting changes to the entities’ financial statements.

The Improvements to the FRS that generate accounting changes are the following:

FRS C-5, Early payments – A paragraph was added to establish that when an entity purchases goods or services which payment is denominated in foreign currency and with respect to which early payments are made to the receipt thereof, the exchange fluctuations between its functional currency and the payment currency should not affect the amount acknowledged of the early payment.

Bulletin C-15, Impairment in the value of long term assets and their disposal – Bulletin C-15 is modified to indicate that the capitalization of losses due to detriment in the value of any asset is not allowed. It is also amended to establish that general balances of previous periods that present comparatives should not be restructured for the filing of assets and liability in connection with discontinued transactions, eliminating the actual difference in connection with the provisions of the International Financial Reporting Standard (IFRS) 5, Non-current Assets Held for Sale and Discontinued Operations.

Improvements to FRS that do not generate accounting changes are the following:

Bulletin C-9, Liability, provisions, contingent assets and liabilities and commitments – The term “affiliate” is eliminated given that is not of international use, the term of common use currently is “related party”.

Bulletin C-15, Impairment in the value of long term assets and their disposal –  The definition of the term appropriate discount rate that must be used to determine the value of required use in the detriment test is modified to clarify that such appropriate discount rated should be under real or nominal terms, depending on the financial hypothesis used in the cash flow projections.

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Grupo Financiero Santander México
Earnings per ordinary share and earnings per diluted share
(Millions of Mexican pesos, except shares and earnings per share)

	JUNE 2014			JUNE 2013			JUNE 2012

		Shares	Earnings		Shares	Earnings		Shares	Earnings
	Earnings	-weighted-	per share	Earnings	- weighted -	per share	Earnings	- weighted -	per share

Earnings per share	6,946	6,786,394,913	1.03	8,860	6,786,394,913	1.31	10,298	6,786,394,913	1.52

Treasury shares		(11,417,397)			(13,401,600)

Diluted earnings per share	6,946	6,774,977,516	1.03	8,860	6,772,993,313	1.31	10,298	6,786,394,913	1.52

Plus (loss) less (profit):

Discontinued operations				76			(38)
Continued fully diluted earnings per share	6,946	6,774,977,516	1.03	8,936	6,772,993,313	1.32	10,260	6,786,394,913	1.51

Balance outstanding shares as of June 30, 2014	6,774,854,818

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Grupo Financiero Santander México
Consolidated Balance Sheet by Segment
Millions of Mexican Pesos

	As of June 30, 2014			As of June 30, 2013
	Retail Banking	Wholesale Banking	Corporate Activities	Retail Banking	Wholesale Banking	Corporate Activities
Assets
Cash and due from banks	38,505	35,772	17,107	36,442	27,499	21,053
Margin Accounts	0	3,392	0	0	3,134	0
Investment in securities	0	143,461	75,583	0	160,112	59,757
Debtors under sale and repurchase agreements	0	10,471	0	0	8,906	0
Derivatives	0	87,566	643	0	71,810	232
Valuation adjustment for hedged financial assets	0	0	85	0	0	64
Total loan portfolio	336,308	104,219	148	274,560	90,513	287
Allowance for loan losses	(13,092)	(3,305)	0	(13,440)	(2,549)	0
Loan Portfolio (net)	323,216	100,914	148	261,120	87,964	287
Accrued income receivable from securitization transactions	0	0	128	0	0	0
Other receivables (net)	1,602	42,947	11,064	1,808	60,277	7,428
Foreclosed assets (net)	13	1	343	11	1	114
Properties, furniture and fixtures (net)	3,941	664	59	3,475	586	52
Long-term investments in shares	0	0	112	0	0	117
Deferred taxes and deferred profit sharing (net)	0	0	0	0	0	0
Deferred charges, advance payments, intangibles assets	0	0	17,953	0	0	14,672
Other assets	1,665	653	1,853	1,636	643	1,719
Discontinued operations	0	0	0	0	0	745
Total assets	368,942	425,841	125,078	304,492	420,932	106,240

Liabilities
Deposits	310,638	63,222	51,248	295,628	72,526	10,549
Credit instruments issued	0	2,680	19,892	0	1,559	24,450
Bank and other loans	15,609	164	26,719	14,856	208	12,022
Creditors under sale and repurchase agreements	18,629	58,371	50,905	36,345	79,530	11,501
Collateral sold or pledged as guarantee	0	9,654	0	0	18,316	0
Derivatives	0	86,500	3,916	0	72,264	1,234
Other payables	31,290	49,591	1,031	14,527	57,020	6,219
Subordinated debentures	0	0	17,192	0	0	0
Deferred revenues	698	0	0	919	0	0
Discontinued operations	0	0	0	0	0	294
Total liabilities	376,864	270,182	170,903	362,275	301,423	66,269
Total stockholders' equity	39,904	12,559	49,449	32,927	11,437	57,333
Total liabilities and stockholders' equity	416,768	282,741	220,352	395,202	312,860	123,602

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Grupo Financiero Santander México
Income Statement by Segment
Millions of Mexican Pesos
	6M14			6M13
	Retail Banking	Global Wholesale Banking	Corporate Activities	Retail Banking	Global Wholesale Banking	Corporate Activities

Net interest income	16,182	1,850	223	14,473	1,491	1,571
Provisions for loan losses	(6,799)	(342)	0	(5,826)	(326)	0
Net interest income after provisions for loan losses	9,383	1,508	223	8,647	1,165	1,571
Commission and fee income (expense), net	5,969	790	(45)	5,513	803	(46)
Net gain (loss) on financial assets and liabilities	393	1,281	237	348	1,849	160
Other operating income (expense)	792	13	(143)	682	8	180
Administrative and promotional expenses	(10,458)	(1,283)	(82)	(9,499)	(1,098)	(5)
Operating income	6,079	2,309	190	5,691	2,727	1,860
Equity in results of associated companies	(1)	0	34	0	0	42
Operating income before income taxes	6,078	2,309	224	5,691	2,727	1,902

Segment information has been prepared according to the classifications used in Grupo Santander México at secondary level, based in the type of developed business:

Commercial banking

It includes all the businesses pertaining to customer banking, under the following segments: Individual, Small and Medium-sized Enterprises (Pymes) Institutions, Local Corporate Banking (large enterprises), as well as the contributions of Mutual Funds businesses (after transfer of commissions to distributors).

Global wholesale banking

This area reflects the earnings from Global Corporate Banking, Investment Banking and Treasury.

Corporate activities

It includes non-commercial assets and liabilities, the result from hedging positions, insurance business (net of commissions paid to Commercial Bank) and others. Even though Corporate Banking, by definition, belongs to Commercial Banking, it is separated herein in order to reflect the results from corporate customers.

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Annex 1
Loan Portfolio Rating

Grupo Financiero Santander México
As of June 30, 2014
Millions of Mexican Pesos

		Allowance for loan losses
Category	Loan portfolio	Commercial	Consumer	Mortgages	Total

Risk "A"	369,876	1,424	1,304	182	2,910
Risk "A-1"	286,913	932	201	119	1,252
Risk "A-2"	82,963	492	1,103	63	1,658
Risk "B"	58,657	742	1,917	122	2,781
Risk "B-1"	17,992	131	850	31	1,012
Risk "B-2"	22,734	281	436	64	781
Risk "B-3"	17,931	330	631	27	988
Risk "C"	18,000	412	1,356	263	2,031
Risk "C-1"	10,723	314	428	82	823
Risk "C-2"	7,277	98	929	181	1,209
Risk "D"	13,691	1,522	3,239	725	5,487
Risk "E"	5,156	2,373	472	156	3,001
Total rated portfolio	465,380	6,473	8,288	1,448	16,210

Provisions created					16,210
Complementary provisions					187
Total					16,397

Notes:
1.	The figures used for grading and the creation of provisions correspond to the ones as of the last day of the month of the balance sheet as of June 30, 2014.
2.
Loan Portfolio and the methodology are graded according the rules issued by CNBV.
From August 2009, the Bank implemented the rules for grading revolving consumer credit card loans.
From March 2011, the Bank implemented the rules for grading non-revolving consumer and mortgage loans.
From September, 2011, the bank implemented new rules for grading loans to States and Municipalities.
From June 2013, the bank implemented new rules for grading commercial loans.
From June 2014, the bank implemented new rules for grading financial institutions loans.

3.
Allowance created in excess are explained by the following: The Bank maintains an additional allowance to the ones necessary pursuant to the loan portfolio grading process authorized by the Commission, in order to cover potential losses from mortgages portfolio, the valuation of assets determined in the Due Diligence and authorized by the Commission in Official Letter No. 601DGSIF"C"-38625, for an amount of Ps.14.7 million, as well as to cover the cost of Governmental Programs.

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Annex 2
Financial ratios according to CNBV
Grupo Santander México
Percentages
	2Q14	1Q14	2Q13	6M14	6M13

NPL ratio	3.3	3.4	2.4	3.3	2.4

Coverage ratio	111.8	115.4	180.0	111.8	180.0

Efficiency ratio	2.7	2.8	2.5	2.6	2.5

ROAE	14.7	13.5	16.2	13.9	17.4

ROAA	1.7	1.5	2.0	1.6	2.1

Capitalization Ratio:
Credit risk	23.7	23.9	23.7	23.7	23.7
Credit, market and operations risk	16.1	15.7	15.3	16.1	15.3

Liquidity	106.5	109.8	122.9	106.5	122.9

NIM (Net Interest Margin)	2.8	3.0	3.0	2.8	3.1

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34 of the CUB (Circular Única de Bancos).

NPL RATIO = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

COVERAGE RATIO= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

EFFICIENCY RATIO = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

BREAKDOWN OF CAPITALIZATION RATIO: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

LIQUIDITY = Current Assets/ Current Liabilities.
Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks, / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.
Notes:
Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

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Grupo Financiero Santander México
Notes to consolidated financial statements As of June 30, 2014
(Millions of pesos, except for number of shares)

1. Investment in securities

Financial instruments are constituted as follows:
Accounting value
Trading Securities:
Bank securities	2,963
Government securities	134,142
Private securities	2,337
Shares	4,049
143,491

Securities available for sale:
Bank securities	503
Government securities	63,670
Private securities	5,973
Shares	29
70,175

Securities held until maturity:
Government securities (special cetes)	5,378
5,378

Total	219,044

2. Sale and repurchase agreements
The sale and repurchase agreements is constituted as follows:
Net Balance
Debit Balances
Bank securities	4,504
Government securities	5,888
Private securities	79
Total	10,471

Credit balances
Bank securities	4,789
Government securities	121,688
Private securities	1,428
Total	127,905
(117,434)

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3. Investment in securities different to government securities

The table below lists the investments in debt securities of a same issuer, with positions equal or greater than 5% of Tier 1 Capital of the Bank.

Issuer / Series	Maturity date	% Rate	Book value

PEMEX3 030519	03-may-19	8.00%	470
PEMEX3 210121	21-jan-21	5.50%	416
PEMEX 020622	02-jun-22	8.25%	844
PEMEX2 151215	15-dec-15	5.75%	1,411
PEM0001 150716	16-jul-15	9.91%	3,719
		Total	6,860

Tier 1 Capital as of June 30, 2014	93,067
5 % of Tier 1 Capital	4,653

4. Derivatives

The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of June 30, 2014, are as follows:

Trading: Swaps
Interest rate	3,553,299
Cross currency	671,608

Futures	Buy	Sell
Interest rate	20	236,063
Foreign currency	4,376	0
Index	10,025	3,189

Forward contracts
Interest rate	0	0
Foreign currency	187,749	9,907
Equity	8,181	18,341

Options	Long	Short
Interest rate	223,144	226,325
Foreign currency	50,452	54,413
Index	155,837	154,476
Equity	131	2,809
Total trading derivatives	4,864,822	705,523

Hedging: Cash flow
Interest rate swaps	2,050
Cross currency swaps	35,823
Foreign exchange forwards	37,534

Fair value
Interest rate swaps	11,209
Cross currency swaps	6,775
Total hedging derivatives	93,391

Total financial instruments	4,958,213	705,523

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5. Performing loan portfolio
The loan portfolio, by type of loan and currency, as of June 30, 2014, is constituted as follows:

	Amount
	Pesos	USD	UDIS	Total

Commercial or business activity	157,587	47,622	1	205,210
Financial entities	5,650	251	0	5,901
Government entities	35,273	15,592	0	50,865
Commercial loans	198,510	63,465	1	261,976
Consumer loans	69,372	0	0	69,372
Mortgage loans	88,859	824	4,972	94,655
Total performing loan portfolio	356,741	64,289	4,973	426,003

6. Non-performing loan portfolio
	Amount
	Pesos	USD	UDIS	Total

Commercial or business activity	7,099	53	0	7,152
Commercial loans	7,099	53	0	7,152
Consumer loans	2,933	0	0	2,933
Mortgage loans	3,070	144	1,373	4,587
Total non-performing loan portfolio	13,102	197	1,373	14,672

The analysis of movements in non-performing loans from January 1 to June 30, 2014, is as follows:

Balance as of December 31, 2013		14,043

Transfer from performing loan portfolio to non-performing loan portfolio		11,419

Collections:
Cash	(1,533)
Transfer to performing loan portfolio	(2,145)	(3,678)

Restructured loans		(78)

Write-offs		(7,034)
Balance as of June 30, 2014		14,672

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7. Allowance for loan losses

The movement in the allowance for loan losses, from January 1st. to June 30, 2014 is as follows:

Balance as of December 31, 2013	16,222

Allowance for loan losses	7,141
Recoveries credited in results from retained earnings	(10)
Write-offs	(7,034)
Charge to capital due to methodology change (financial entities loans)	83
Foreign exchange result	(5)
Balance as of June 30, 2014	16,397

The table below presents a summary of write-offs by type of product as of June 30, 2014:

Product	Charge-offs	Debit Relieves	Total	%

First quarter
Commercial loans	938	81	1,019	28%
Mortgage loans	443	46	489	14%
Credit card loans	1,201	34	1,235	34%
Consumer loans	844	16	860	24%
Total	3,426	177	3,603	100%

Second quarter
Commercial loans	652	34	686	20%
Mortgage loans	161	36	197	6%
Credit card loans	1,334	28	1,362	40%
Consumer loans	1,172	14	1,186	35%
Total	3,319	112	3,431	100%

Accumulated 2014
Commercial loans	1,590	115	1,705	24%
Mortgage loans	604	82	686	10%
Credit card loans	2,535	62	2,597	37%
Consumer loans	2,016	30	2,046	29%
Total	6,745	289	7,034	100%

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Commerce Fund

Pursuant to the CNBV's authorization in Official Bulletin No.  601-I-DGSIF "C" - 38625 issued on March, 2001; as of June 30, 2014, there are Ps.$15 million in allowances for loan losses from the commerce fund, which resulted from the restructuring process of  Grupo Financiero Serfin. As of December 31 2013, such allowances totaled Ps$26 million.

During the second quarter of 2014, the abovementioned allowances for loan losses had the following breakdown:

Mortgages and commercial loans write-offs	(12)
Remeasurement of UDIs reserves and foreign exchange effect	0

(12)

As part of the CNBV’s authorization for these reserves, in case there are loan portfolio recoveries from previously written-off loans, these recoveries will be recorded in the consolidated statement of income. During the second quarter of 2014, charges due to income statement due to recoveries of previously written-off loans amounted Mx$10 million.

8. Problematic loans

Loans portfolio was graded according to the general provisions issued by the National Banking and Exchange Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government.
As of June 30, 2014, the accounts receivable from the Federal Government are Mx$107 million, regarding the early termination of benefit programs granted to bank debtors.

Early termination of the support programs for debtors
On July 15, 2010, an Agreement for the early termination of the support programs for bank debtors (the “Agreement”) was entered into. The credit institutions considered to early terminate the following programs, which were created between years 1995- 1998, derived from restructuring of loans, as follows:

1. Support Program for Mortgages Debtors (Support Program);
2. Support Program for the Construction of Housing, in the stage of individual loans (Support Program), and
3. Agreement on benefits for Mortgages Debtors (Discounts Program)
The credit institutions reached an agreement with the Mexican Treasury Department (Secretaría de Hacienda y Crédito Público (SHCP)) and the CNBV. The banks were represented by the Mexican Bank’s Association (Asociación de Bancos de Mexico, A.C. (ABM)) and it establishes that, for the correct application of the early termination agreement, the credit institutions are to be subject to the supervision and monitoring of the CNBV, and they shall comply with all the comments and corrections made by such CNBV and they shall deliver all the information requested by the CNBV for the fulfillment of the agreement.

Restructured loans or loans in UDIs granted under the Support Programs for debtors, loans in Mexican pesos; loans in Mexican pesos with right to receive the benefits of the Discounts Program and, loans that, as of December 31, 2010, were current, as well as past due loans that as of the aforementioned date, had been restructured, and those loans that, in order to continue in effect, received a write-off or discount, whatever the amount, were subject to the scheme of early termination, provided that evidence of payments was delivered.

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10. Average interest rates paid on deposits

The average interest rates paid on deposits during June 2014, is as follow:
	Pesos	USD

Average balance	205,581	26,719
Interest	749	6
Rate	1.4132%	0.0859%

11. Bank and other loans
As of June 30, 2014, banks and other loans are constituted as follows:
		Average
Liabilities	Amount	rate	Maturity

Loans in Mexican pesos

Call money	2,250	2.89%	1 day
Local bank loans	5,505	3.90%	From 3 days to 4 years
Public fiduciary funds	4,580	3.74%	From 1 day to 21 years
Development banking institutions	12,686	6.75%	From 1 day to 23 years
Total	25,021
Loans in foreign currency

Foreign bank loans	11,683	0.82%	From 1 day to 7 years
Call money	5,536	0.50%	1 day
Public fiduciary funds	137	1.20%	From 1 day to 4 years
Development banking institutions	89	4.75%	From 4 days to 3 years
Total	17,445

Total loans	42,466
Accrued interests	26

Total bank and other Loans	42,492

12. Current and deferred taxes

Current taxes as of June 30, 2014

Income taxes	764
Deferred taxes	55	(1)
Total Bank	819
Current and deferred taxes from other subsidiaries	(2,483)
Total Financial Group	(1,664)

(1) Deferred taxes are broken down as follows:

Preventive provisions for un-deducted credit risks	244
Fixed assets and deferred charges	14
Net effect from financial instruments	448

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Accrued liabilities	31
Others	(682)
Total Bank	55
Allowance for loan losses of subsidiaries, net	(125)
Others, subsidiaries	1,734
Deferred income tax (net), Financial Group	1,664

As of June 30, 2014, deferred assets and liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	9,796
Other	8,157
Total deferred income tax (net)	17,953

Deferred taxes registered in balance sheet accounts	17,953
Deferred taxes registered in memorandum accounts	0

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13. Employee profit sharing

As of June 30 2014, the deferred EPS is comprised as follows:

Deferred EPS asset:
Allowance for loan losses deducting outstanding	1,622
Fixed assets and deferred charges	648
Accrued liabilities	355
Capital losses carryforward	902
Commissions and interests early collected	119
Foreclosed assets	23
Deferred EPS asset:	3,669

Deferred EPS liability:
Net effect from financial instruments	(133)
Labor provisions	(29)
Advanced prepayments	(40)
Others	(31)
Deferred EPS liability	(233)

Less - Reserve	(228)

Deferred EPS asset (net)	3,208

14. Capitalization Ratio
Banco Santander (Mexico), S.A.

Table I.1

Form for the disclosure of capital of paid-in capital without considering transiency in the application of adjustments in the regulation

Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	34,798
2	Earnings from previous fiscal years	48,874
3	Other elements of other comprehensive income (and other reserves)	16,341
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	100,013
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Commercial credit (net of its corresponding deferred profit taxes debited)	1,735
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	1,918
10 (conservative)	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits over remnant of securitization transactions	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value	0

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15	Pension plan for defined benefits	0
16 (conservative)	Investments in proprietary shares	6
17 (conservative)	Reciprocal investments in ordinary capital	0
18 (conservative)	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	48
19 (conservative)	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20 (conservative)	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes to profit credited resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	1,060
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	19,642
A	of which: Other elements of wholesome profit (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	17,286
F	of which: investments in risk capital	0
G	of which: investments in investment corporations	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	644
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	1,711
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	24,408
29	Level 1 Common Capital (CET1)	75,605
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	0
31	of which: Qualify as capital under the applicable accounting criteria	0

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32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	0
	Level 1 additional capital: regulation adjustments
37 (conservative)	Investments in held instruments of level 1 additional capital
38 (conservative)	Investments in reciprocal shares in level 1 additional capital instruments.
39 (conservative)
Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital

40 (conservative)
Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital

41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	0
45	Level 1 capital (T1 = CET1 + AT1)	75,605
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	17,256
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.	0
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	Reserves	207
51	Level 2 capital before regulation adjustments	17,462
	Level 2 capital : regulation adjustments
52 (conservative)	Investments in own instruments of level 2 capital
53 (conservative)	Reciprocal investments in level 2 capital instruments
54 (conservative)
Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)

55 (conservative)
Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital

56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	17,462
59	Total stock (TC = T1 + T2)	93,067

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60	Assets weighted by total risk	577,035
	Capital reasons and supplements
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	13.10%
62	Level 1 Stock (as percentage of assets weighted by total risks)	13.10%
63	Total capital (as percentage of assets weighted by total risks)	16.13%
64	Institutional specific supplement (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance cushion, plus the countercyclical cushion, plus G-SIB cushion; expressed as percentage of the assets weighted by total risks)	7.00%
65	of which: Supplement of capital preservation	2.50%
66	of which: Supplement of specific bank countercyclical
67	of which: Supplement of systematically important global banks (G-SIB)
68	Level 1 Common Capital available for hedging of supplements (as percentage of assets weighted by total risks)	6.10%
	National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)
71	National minimum reason of TC (if different than the minimum established by Basel 3)
	Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	7,666
	Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)	0
77	Limit in the inclusion of level 2 capital provisions under standardized methodology	0
78	Eligible reserves for inclusion in level 2 capital with respect to expositions subject to internal rating methodology (prior to application of limit)
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
	Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

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Table I.2

Notes to the disclosure form of paid-in capital without considering transiency in the application of regulatory adjustments

Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3
Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow hedging instruments and result per ownership of non-monetary assets.

4
Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.

5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Commercial credit, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.

This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.

11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.

This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.

13	Benefits over the remnant in securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15
Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.

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16*
The amount of the investment in any share acquired by the Institution: pursuant with the provisions of the Law according to the provisions of fraction I item d) of Article 2 Bis 6 hereof; through indexes

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction

17*
Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the corporation

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.

18*
Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment corporations referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.

19*
Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment corporations referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.

20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.

21
The amount of credited deferred profit taxes originating from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.

22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.

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26	National adjustments considered as the sum of the following concepts.
A.
The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.

B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.
The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.

D.
Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.

E.
Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.

F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.
Investments in shares, other than fix capital, in listed investment corporations wherein the Institutions holds more than 15 per cent of  shareholder's equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.

H.
Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.

I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.
O.	Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.
P.
The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.

27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.
29	Line 6 minus line 28.

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30
The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in basic capital 1 and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.

31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33
Subordinated obligations computed as basic capital 2, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)

34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.
46
The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in basic capital 1 nor in basic capital 2 and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.

47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.
49	Does not apply. See note to reference 5.
50
Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.

51	Sun of lines 46 through 48, plus line 50.
52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.
56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
57	Sum of lines 52 through 56.

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58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Weighed Assets Subject to Total Risks.
61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)
64	Report 7%
65	Report 2.5%
66	Does not apply. There is no requirement that corresponds to the countercyclical supplement.
67	Does not apply. There is no requirement that corresponds to the supplement of systematically important global banks (G-SIB).
68	Line 61 minus 7%
69
Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

70
Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

71
Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
75
The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed profit taxes resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.

76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.
78
Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.

79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.
83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.
Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

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Table II.1

Impact in net capital due to the procedure provided by Article 2 Bis 9 of CUB
Capital concepts	Without adjustment due to capital acknowledgment	% APSRT	Adjustment due to capital acknowledgment	With adjustment due to capital acknowledgment	% APSRT
Basic capital 1	75,605	13.10%	0	75,605	13.10%
Basic capital 2	0	0.00%	0	0	0.00%
Basic capital	75,605	13.10%	0	75,605	13.10%
Complementary capital	17,462	3.03%	0	17,462	3.03%
Net capital	93,067	16.13%	0	93,067	16.13%
Assets weighted subject to total risks (APSRT)	577,035	No applicable	Not applicable	577,035	Not applicable
Capitalization index	16.13%	Not applicable	Not applicable	16.13%	Not applicable

Table III.1
Net Capital Ratio of the balance sheet
Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	908,562
BG1	Available	91,317
BG2	Margin accounts	2,770
BG3	investment in securities	218,627
BG4	Repurchase debtors	9,911
BG5	Securities loan	0
BG6	Derivatives	88,209
BG7	Valuation adjustments for financial assets hedging	85
BG8	Total credit portfolio (net)	399,348
BG9	Benefits to be received in securitization transactions	0
BG10	Other accounts receivable (net)	58,209
BG11	Assets awarded (net)	87
BG12	Real property, furniture and equipment (net)	4,643
BG13	Permanent investments	19,127
BG14	Long term assets available for sale	0
BG15	Deferred taxes and PTU (net)	11,949
BG16	Other assets	4,281
	Liability	808,549
BG17	Traditional savings	447,772
BG18	Interbank loans and from other entities	31,669
BG19	Repurchase creditors	129,396
BG20	Securities loan	0
BG21	Sold or pledged collaterals	9,654
BG22	Derivatives	90,416
BG23	Valuation adjustments for financial liability hedging	0

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BG24	Obligations in securitization transactions	0
BG25	Other accounts payable	81,912
BG26	Outstanding subordinated obligations	17,192
BG27	Deferred taxes and PTU (net)	0
BG28	Deferred credits and early collection	536
	Shareholders' Equity	100,013
BG29	Paid-in capital	34,798
BG30	Earned capital	65,215
	Accounts in order	4,029,324
BG31	Guarantees granted	0
BG32	Contingent assets and liabilities	32,628
BG33	Credit compromises	69,909
BG34	Property in trust or mandate	130,582
BG35	Federal Government financial agent
BG36	Property under guardianship or receivership	3,244,408
BG37	Collaterals received and sold or given in guarantee by the entity	67,331
BG38	Collaterals received and sold or given in guarantee by the entity	45,459
BG39	Investment banking transactions on account of third parties (net)	0
BG40	Accrued interest not collected resulting from the expired credit portfolio	1,237
BG41	Other registry accounts	437,769

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Table III.2
Regulatory concepts considered in the calculation of Net Capital components
Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Asset
1	Commercial Credit	8	1,735
BG16= 4,281 Minus: deferred charges and early payments 644; early payments that are computed as risk assets 14; intangibles 1,918; other assets are computed as risk assets 32
Plus: intangibles  that are recognized  as liabilities 48

2	Other Intangibles	9	1,918	BG16= 4,281 Minus: deferred charges and early payments 644; intangibles 1,735; other assets that are computed as risk assets 32 Plus: intangibles that are recognized as liabilities 48
3	Deferred profit tax (credited) from fiscal losses and credits	10	0
4	Benefits over remnant of securitization transactions	13	0
5	Investments of the pension plan for benefits defined without restrictive and unlimited access	15	0
6	Investment in shares of the institution	16	6	BG3=218,627 Minus: Reciprocal investments in common capital 48; securities investments computed as risk assets 218,573
7	Reciprocal investments in common capital	17	0
8	Direct investments in the capita of financial organizations wherein the institution does not hold more than 10% of the issued capital stock	18	0
9	Indirect investment in capital of financial organizations wherein the institution does not hold more than 10% of the issued capital stock	18	48	BG3 = 218,627 Minus: Investments in shares of the institution 6; Investments in securities risk assets computed as 218,573

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10	Direct investments in the capita of financial organizations wherein the institution holds more than 10% of the issued capital stock	19	0
11	Indirect investment in capital of financial organizations wherein the institution holds more than 10% of the issued capital stock	19
12	Deferred profit tax (credited) from temporary differences	21	1,060	BG15 = 11,949 Minus: Amount computed as active risk 10,889
13	Reserves acknowledged as complementary capital	50	207	BG 8= Credit Portfolio (net) 399,348
14	Investments in subordinated debt	26 - B	0
15	Investments in multilateral entities	26 - D	0
BG13= 19,127 Minus: Permanent investments in subsidiaries 17,286: permanent investments in clearing house 1,711 permanent investments in related 106; other investments that are computed as risk assets 24

16	Investments in related companies	26 - E	17,286	BG13= 19,127 Minus: Permanent investments in clearing house 1,711; permanent investments in related 106;other investments that are computed as risk assets 24
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Funding for the purchase of own shares	26 - H	0

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20	Deferred charges and installments	26 - J	644	BG16= 4,281 Minus: intangibles 3,653; other assets that are computed as risk assets 32; Plus: intangibles that are recognized as liabilities 48
21	Worker's share in deferred profits (net)	26 - L	0
22	Investments in pension plans for defined benefits	26 - N	0
23	Investments in clearing houses	26 - P	1,711	BG13= 19,127 Minus: permanent investments in subsidiaries 17,286; permanent investments in related 106; other investments that are computed as risk assets 24
	Liabilities
24	Deferred profit taxes (debited) related to a commercial credit	8
25	Deferred profit taxes (debited) related to other intangibles	9
26	Liabilities of the pension plan for defined benefits without restrictive and unlimited access	15
27	Deferred profit taxes (debited) related to the pension plan for defined benefits	15
28	Deferred profit taxes (debited) related to others other than the foregoing	21
29	Subordinated obligations amount that meets with Exhibit 1-R	31
30	Subordinated obligations subject to transitory computed as basic capital 2	33
31	Subordinated obligations amount that meets with Exhibit 1-S	46
32	Subordinated obligations subject to transitory that compute as complementary capital	46
33	Deferred profit tax (credited) related to deferred charges and installments	26 - J
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	34,798	BG29
35	Result of previous years	2	48,874	BG30= 65,215 Minus: other earned capital elements 16,341

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36	Result for valuation of cash flow hedging instruments of non-registered items with reasonable value	3
37	Other elements of the capital earned other than the foregoing	3	16,341	BG30= 65,215 Minus: Result of previous years 48,874
38	Paid-in capital that meets with Exhibit 1-R	31
39	Paid-in capital that meets with Exhibit 1-S	46
40	Result for valuation of cash flow hedging instruments of non-registered items with reasonable value	03, 11
41	Accrued effect due to conversion	3, 26 - A
42	Result for ownership of non-monetary assets	3, 26 - A
	Accounts in order
43	Positions in First Losses Schemes	26 - K
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12
45	Profit or increase of the value of assets for the purchase of securitization positions (Originating Institutions)	26 - C
46	Transactions that breach the provisions	26 - I
47	Transactions with Relevant Related Persons	26 - M
48	Adjustment for capital acknowledgment	26 - O, 41, 56

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Table III.3
Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"
Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6
Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment corporations other than those provided by reference 18.

7
Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment corporations other than those provided by reference 18.

8	Direct investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
10	Direct investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13
Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.

14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15
Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.

16
Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.

17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18
Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.

19
Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.

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20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23
Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.

24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as basic capital 2.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.
38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45
The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to  the provisions of fraction I item c) of Article 2 Bis 6 hereof.

46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
48	Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in C5 of the form included in section II hereof.

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Table IV.1
Positions exposed to market risks per risk factor
Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	86,447	6,916
Transactions with debt instruments in national currency with surtax and reviewable rate	7,825	626
Transactions in national currency with real rate or denominated in UDIs	7,739	619
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	8,404	672
Positions in UDIs or with yield referred to INPC	145	12
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	45	4
Transactions in foreign currency with nominal rate	8,742	699
Positions in foreign currency or with yield indexed to the exchange rate	5,101	408
Positions in shares or with yield indexed to the price of one share or set of shares	973	78

Table IV.2
Assets weighted subject to credit risk by risk group
Concept	Assets weighted by risk	Capital Requirement
Group I (weighted to 0%)	0	0
Group I (weighted to 10%)	0	0
Group I (weighted to 20%)	0	0
Group II (weighted to 0%)	0	0
Group II (weighted to 10%)	0	0
Group II (weighted to 20%)	0	0
Group II (weighted to 50%)	8,792	703
Group II (weighted to 100%)	0	0
Group II (weighted to 120%)	0	0
Group II (weighted to 150%)	0	0
Group III (weighted to 2.5%)	0	0
Group III (weighted to 10%)	313	25
Group III (weighted to 11.5%)	32	3
Group III (weighted to 20%)	20,192	1,615
Group III (weighted to 23%)	982	79
Group III (weighted to 50%)	483	39
Group III (weighted to 57.5%)	512	41
Group III (weighted to 100%)	0	0

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Group III (weighted to 115%)	0	0
Group III (weighted to 120%)	0	0
Group III (weighted to 138%)	0	0
Group III (weighted to 150%)	0	0
Group III (weighted to 172.5%)	0	0
Group IV (weighted to 0%)	0	0
Group IV (weighted to 20%)	8,781	702
Group V (weighted to 10%)	0	0
Group V (weighted to 20%)	2,066	165
Group V (weighted to 50%)	0	0
Group V (weighted to 115%)	0	0
Group V (weighted to 150%)	509	41
Group VI (weighted to 20%)	0	0
Group VI (weighted to 50%)	13,564	1,085
Group VI (weighted to 75%)	6,252	500
Group VI (weighted to 100%)	31,454	2,516
Group VI (weighted to 120%)	0	0
Group VI (weighted to 150%)	0	0
Group VI (weighted to 172.5%)	0	0
Group VII-A (weighted to 10%)	0	0
Group VII-A (weighted to 11.5%)	0	0
Group VII-A (weighted to 20%)	14,825	1,186
Group VII-A (weighted to 23%)	67	5
Group VII-A (weighted to 50%)	13,131	1,050
Group VII-A (weighted to 57.5%)	12,851	1,028
Group VII-A (weighted to 100%)	145,567	11,645
Group VII-A (weighted to 115%)	13,845	1,108
Group VII-A (weighted to 120%)	356	28
Group VII-A (weighted to 138%)	0	0
Group VII-A (weighted to 150%)	0	0
Group VII-A (weighted to 172.5%)	0	0
Group VII-B (weighted to 0%)	0	0
Group VII-B (weighted to 20%)	0	0
Group VII-B (weighted to 23%)	0	0
Group VII-B weighted to 50%)	0	0
Group VII-B weighted to 57.5%)	0	0
Group VII-B (weighted to 100%)	12,548	1,004
Group VII-B (weighted to 115%)	0	0
Group VII-B (weighted to 120%)	0	0
Group VII-B (weighted to 138%)	0	0
Group VII-B (weighted to 150%)	0	0
Group VII-B (weighted to 172.5%)	0	0
Group VIII (weighted to 125%)	6,537	523

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Group IX (weighted to 100%)	46,864	3,749
Group IX (weighted to 115%)	0	0
Group X (weighted to 1250%)	302	24
Other Assets (weighted to 0%)	0	0
Other Assets (weighted to 100%)	31,877	2,550
Securitization with Risk Degree 1 (weighted at 20%)	0	0
Securitization with Risk Degree 2 (weighted at 50%)	0	0
Securitization with Risk Degree 3 (weighted at 100%)	0	0
Securitization with Risk Degree 4 (weighted to 350%)	0	0
Securitization with Risk Degree 4, 5, 6 or Non-qualified (weighted to 1250%)	0	0
Re-securitization with Risk Degree 1 (weighted at 40%)	0	0
Re-securitization with Risk Degree 1 (weighted at 100%)	0	0
Re-securitization with Risk Degree 1 (weighted at 225%)	0	0
Re-securitization with Risk Degree 1 (weighted at 650%)	0	0
Re-securitization with Risk Degree 5, 6 or Not qualified (weighted at 1250%)	0	0

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Table IV.3
Assets weighted subject to operational risk
Assets weighted by risk	Capital Requirement
58,911	4,713

Average of requirement by market and credit risk of the last 36 months	Average of annual positive net income of the last 36 months
37,245	31,419

Table V.1
Main characteristics of titles that are part of the Net Capital
Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Basic I
6	Instrument level	Credit Institution without consolidating Subsidiaries
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	$9,514,367,512.00
9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A

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28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table V.1.2
Main characteristics of titles that are part of the Net Capital
Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX00BS030007
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Basic I
6	Instrument level	Credit Institution without consolidating Subsidiaries
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	$1,833,249,750.00
9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A

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25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table V.1.3
Main characteristics of titles that are part of the Net Capital
Reference	Characteristic	Options
1	Issuer	Banco Santander (México), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	Reg S: USP1507SAD91 / 144A: US05969BAB99
3	Legal frame
New York Law, in case that a "TRIGGER EVENT" takes to a "WRITE DOWN" or "Mexican Regulatory Event" which involves a suspension period and occurs based in Mexican regulatory determination according with the Mexican law. The ranking and Subordinated Notes would be determined according to the Mexican law

Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Complementary
6	Instrument level	Credit Institution without consolidating Subsidiaries
7	Instrument type	5.95% Tier 2 Subordinated Capital Notes due 2024
8	Amount acknowledge of regulatory capital	$17,255,632,035.52
9	Instrument's par value	$16,862,560,000.00
9A	Instrument's currency	USD
10	Accounting qualification	Subordinated credit notes
11	Date of issuance	27/12/2013
12	Instrument´s term	Maturity
13	Date of expiration	30/01/2024
14	Early payment clause	Yes ("Optional Redemption")
15	First date of early payment	30/01/2019 (only date of call)
15A	Regulatory or fiscal events	Yes ("Withholding Tax Redemption" and "Special Event Redemption" which includes: "Capital Event" and "Tax Event")

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15B	Liquidation price of the early payment clause	accrued and unpaid interest
16	Subsequent early payment dates	N/A (only on the first date of early payment).
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	5.95%
19	Cancellation of dividends clause	N.A
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	No Convertible
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	Yes
31	Conditions for write-down
If a Trigger Event occurs the following write-downs shall be will deemed to have occurred if (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that our Tier 1 Capital 1 Ratio (“Capital Básico 1”), as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 4.5% (four point five percent), (ii) both (A) the CNBV notifies us that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of our license has occurred resulting from (y) our non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) our non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) we have not cured such cause for revocation, by (a) complying with such corrective measures, or (b)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) pledging to the Mexican governmental authorities, to secure performance of such capital restoration plan, seventy five percent (75%) of the Issuer’s aggregate issued and outstanding shares and (3) not being classified in Class III, IV, or V, or (c) remedying any capital deficiency, in the case of (a), (b) and (c), on or before the 15th business day in Mexico following the date on which the CNBV notifies us of such determination; or (iii) the Financial Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit, the Mexican Central Bank and the Mexican Savings Protection Agency, determines pursuant to Article 122 Bis of the Mexican Banking Law that financial assistance is required by us to avoid revocation of our license for our failure to comply with corrective measures, comply with capitalization requirements or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to us.

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32	Degree of write-down	Partial, until restore adequate capital levels
33	Temporality of write-down	Permanent
34	Mechanism for temporary write down
“Write-Down Amount” means an (i) amount that would be sufficient, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, to return our Capital Básico 1 to the levels of Capital Básico 1 required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks (currently 7% (seven percent)), or (ii) if any Write-Down of the Current Principal Amount, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, would be insufficient to return our Capital Básico 1 to the levels of Capital Básico 1 required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks (currently 7% (seven percent)), the amount necessary to reduce the Current Principal Amount of each outstanding Note to zero.

35	Subordination position in the event of liquidation
The Notes constitute subordinated indebtedness, and (i) will be subordinate and junior in right of payment and in liquidation to all of our present and future senior indebtedness, (ii) will rank pari passu with all other unsecured subordinated preferred indebtedness and (iii) will be senior to subordinated non-preferred indebtedness and all classes of our equity or capital stock.

36	Breach characteristics	N.A
37	Description of breach characteristics	N.A

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Table V.2
Assistance in filling in the information regarding the characteristics of the titles that are part of the Net Capital
Reference	Description
1	Credit institution that issues titles that are part of the Net Capital
2	Title identifier or code that is part of the Net Capital (ISIN, CUSIP or ID number of international value)
3	Legal framework with which the title must comply, as well as the laws to which it shall be subject.
4	Level of capital that corresponds to the title that shall be subject to transience established pursuant to Article Third Transitory, of Resolution 50th.
5	Level of capita that corresponds to the title that meets exhibit 1-Q, 1-R or 1-S hereof.
6	Level within the group to which the title is included.
7
Type of Capital Instrument or title representing the capital stock that is included as part of the Net Capital. In the event of titles subject to the transiency established pursuant to Article Third Transitory, established in Resolution 50th, refers to the subordinated obligations described on Article 64 of the Credit Institutions Act.

8
Amount of the Capital Instrument or title representing the capital stock, that is acknowledged in the Net Capital pursuant to Article 2 bis 6 hereof, in the event of reference 5 either Basic 1 or Basic 2; and pursuant to Article 2 bis 7 hereof in the event such reference is Ancillary. in any other event, it shall be the amount corresponding pursuant to  the provisions of Article Third Transitory of Resolution 50th.

9	Title's par value in Mexican pesos.
9A	Currency used to express the title's par value in Mexican pesos pursuant to international standard ISO 4217
10	Accounting classification of the title that is part of the Net Capital.
11	Date of issuance of the title that is part of the Net Capital
12	Specify if the title has expiration or is at perpetuity
13	Expiration date of the title, without considering the dates of early payment.
14	Specify if the title includes an early payment clause by the issuer wherein the right to pay the title early is exercised with prior authorization from Banco de Mexico.
15	Date when the issuer may, for the first time, exercise the right to pay the title early prior authorization from Banco de Mexico.
15A	Specify if the early payment clause considers regulatory or fiscal events.
15B	Specify the liquidation price of the early payment clause.
16	Dates when the issuer may, subsequently to the one specified in reference 15, exercise the right of title early payment prior authorization from Banco de Mexico
17	Specify the type of yield/dividend that shall be held during the entire term of the title.
18	Interest rate or index referred to by the title's yield/dividend.
19
Specify if the title includes clauses that forbid payment of dividends to the holders of titles representing the capital stock when failing to perform payment of a coupon or dividend of any capital instrument.

20
issuer's discretionarily for payment of the title's interests or dividends. If the Institution at any time may cancel payment of yields or dividends it must be selected (entirely Optional); if it may only cancel in some situations (partially Optional) or if the credit institutions may not cancel payment (Mandatory)

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21	Specify if in the title there is a clause that generates incentives that the issuer may early pay, as clauses of increase of interests known as "Step-Up".
22	Specify if yields or dividends of the title are accruable or not.
23	Specify if the title is convertible or not in ordinary shares of the multiple banking institutions or the Financial Group.
24	Conditions under which the title is convertible into ordinary shares of the multiple banking institution or Financial Group.
25	Specify if the title is wholly converted or only partially when it meets the contractual conditions to convert.
26	Amount per share considered for converting the title into ordinary shares of the multiple banking institution or the Financial Group into the currency on which such instrument was issued.
27	Specify if the conversion is mandatory or optional.
28	Type of shares into which the title is converted.
29	Issuer of the instrument into which the title is converted.
30	Specify if the title has the principal cancellation characteristics.
31	Conditions under which the title has a principal cancellation characteristics.
32	Specify if once the hypothesis of the value decrease clause occurs, the title decreases value in its aggregate or only partially.
33	Specify if once the hypothesis of the value decrease clause occurs, the instrument decreases value permanently or temporarily
34	Explain the temporary value decrease mechanism.
35	Most subordinated position to which the capital instrument is subordinated that corresponds to the type of instrument in liquidation.
36	Specify whether there is or not characteristics of the title that fails to meet with the conditions established in exhibits 1-Q, 1-R and 1-S hereof.
37	Specify the characteristics of the title that fail to meet the characteristics established in exhibits 1-Q, 1-R and 1-S hereof.
The information relating to Annex 1-O Capitalization Ratio Santander Consumo and Santander Hipotecario  is available on the website

www.santander.com.mx/ir

15. Risk Diversification

Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30, 2003, the following information with respect to  credit risk transactions as of June 30, 2014, is provided:

- At June 30, 2014 did not have financing granted to debtors or groups of individuals representing single common risk is greater the amount of core capital (the month immediately preceding the date that is reported) Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of $28,530 representing the 39.7% of the basic capital of the Bank.

16. Internal and external Sources of Liquidity

Internal sources of liquidity in domestic and foreign currency come from the different savings products that Banco Santander México offers to clients; mainly checking accounts and time deposits.

With respect to external sources of liquidity, the Bank has several alternatives to access capital markets through the issuance of senior and subordinated debt as well as through the issuance other debt or capital instruments. The bank also obtains funding from other institutions including the Mexican Central Bank, commercial banks and other institutions.

The bank may also obtain liquidity via sale and repurchase agreements of securities (short-term repos) possessed by Banco Santander México. Additionally, the bank could obtain liquidity through the sale of assets.

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17. Dividends Policy

Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by the Institution. The Board of Directors proposes the payment of dividends at the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders of the institution.

18. Treasury Policies

The activities of Santander México’s treasury are performed pursuant to the following:

a)
In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b)
Internal limits for market, liquidity and credit risks, i.e., there are limits for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions.

c)	Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)	Sound market practices.

e)	Strategies proposed in the banks internal committees.

f)	Compliance with the operation procedures of the institution.

19. Shareholding

Subsidiaries	% of interest

Banco Santander (México), S.A.	99.99%
Casa de Bolsa Santander, S.A. de C.V.	99.97%

 20. Internal Control

The activities of Santander México (“Grupo Financiero Santander México”, “Financial Group” or the “Group”) are governed by a series of guidelines established by Banco Santander (España), the holding company of Santander México, whose head offices are located in the city of Madrid, and the Mexican laws.

For the compliance of the rules in effect, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the General Direction, the Internal Control Unit and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the periodic assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, the design, establishment and updating of measures and controls that promote the compliance with the internal and external rules and the proper operation of the data processing systems.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the group. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the CEO and General Direction:

▪	Vice-president of Finance and Administration:

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➢	Deputy General Direction of Intervention and Management Control

➢	Deputy General Direction of Technology, Operations and Quality

➢	Deputy General of Human Resources, Organization and Costs

➢	Counsel for Legal Affairs
➢	Executive Direction of Competitive Strategy

➢	Executive Direction of Financial Management

➢	Executive Direction of Investor Relations and Shareholders

▪	Vice-president of Commercial Banking:

➢	Deputy General Direction of Commercial Strategy

➢	Deputy General Direction of Companies and Institutions Banking

➢	Deputy General Direction of Particulars and Small Enterprises Banking

➢	Deputy General Direction of Payment Systems

➢	Deputy General Direction of Private Banking

➢	Executive Direction of Universities-Universia

➢	Executive Direction of Analysis and Commercial Planning

▪	Deputy General Director of Credit

▪	Deputy General Director of Wholesale Banking

▪	Deputy General Director of Institutional Relations and Communications

▪	Executive Direction of Internal Audit

▪	Executive Direction of Advertising and Corporate Image

▪	Executive Direction Corporate of Recoveries and Assets Restructuring

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of the group.

The Organization area related to the Executive Direction of Processes and Change Management, via manuals, circulars and bulletins, governs the activities of the group; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of the Bank has to follow.

The structure of the Group includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of the Group.

The committees that supervise the development of the entities that constitute Santander México, created by the Board of Directors, are the following:

▪	Audit Committee

▪	Corporate Practices, Nominating and Compensation Committee

▪	Integral Risk management Committee

▪	Regulatory Compliance Committee

▪	Communication and Control Committee

The registration, control and storage of the daily activities of Santander México is carried out by systems mainly designed and focused on the banking and brokerage activity. the common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of  Banco Santander (España).

Loans portfolio and transactions of commercial banking of the group are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in  ALTAIR. Such platforms comply with the parameters stipulated by the National banking and Exchange Commission with respect to reliability and accuracy.

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Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of the institution has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within the Group, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Group, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successful Quality Assurance Review (QAR) during 2013

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the group have an active role.

21. Accounting differences between CNBV regulations in Mexico and the Circular issued by Bank of Spain

Earnings of Grupo Financiero Santander under CNBV regulations in Mexico	6,946

Temporary differences in classification and assessment of sale and repurchase agreements and investment securities	73	(a)
Income and expenses from the Headquarter	447	(b)
Other differences between CNBV regulations in Mexico and the Circular issued by Bank of Spain	(414)
Earnings of Grupo Financiero Santander under the regulations set forth in the Circular issued by the Bank of Spain	7,052

(a)
According to the local regulations, as of September 30, 2008, the market valuation of securities classified as trading securities was recognized in the income statement; for Spain, such securities are classified as available for sale and, pursuant to the Circular issued by Bank of Spain, its valuation is recognized in stockholders' equity until they mature or are sold.

(b)	Allocation of corporate income and expenses performed by the Corporate Head Office to its subsidiaries, pursuant to the rules and policies of Bank of Spain.

22. Transactions with related parties

Receivable
Funds available	123
Derivatives (asset)	27,081
Performing loan portfolio	3,010
Other receivables, (net)	10,421

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Payable
Demand deposits	450
Credit instruments issued	639
Creditors under sale and repurchase agreements	682
Derivatives (liability)	31,006
Other payables	1,305
Subordinated debentures	13,034

Revenues
Interest	72
Commissions and fee income	2,407
Result from derivative financial instrument transactions	41,735

Expenses
Interest	559
Administrative expenses	163
Result from derivative financial instrument transactions	45,879
Technical assistance	1,237

23. Interests on loan portfolio

As of June 30, 2014, the consolidated statement of i includes in the item "Interest income " Ps.20,931 million that correspond to interests from the loan portfolio of Banco Santander (Mexico), S.A.,  Santander Consumo, S.A. de C.V. SOFOM ER, Santander Hipotecario, S.A. de C.V. SOFOM ER. and Santander Vivienda, S.A. de C.V. SOFOM ER.

24. Integral Risk Management (unaudited)

Risk management is considered by Grupo Financiero Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Grupo Financiero Santander for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of Grupo Financiero Santander and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Grupo Financiero Santander, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Grupo Financiero Santander, and to establish the

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parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to the position.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. Grupo Financiero Santander has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level.  VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

The Value at Risk as of the end of second quarter of 2014 (unaudited) amounted to:

Bank and Brokerage
	VaR (thousand of Mexican pesos)%
Trading Desks	111,029.78	0.12%
Market Making	60,331.78	0.06%
Prop Trading	54,649.46	0.06%

Risk factor	111,029.78	0.12%
Interest rate	117,615.02	0.13%
Foreign exchange	15,453.86	0.02%
Equity	16,325.02	0.02%
* % of VaR with respect to Net Capital

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The Value at Risk for the average of the second quarter of 2014 (unaudited) amounted to:

	Bank and Brokerage
	VaR (thousand of Mexican pesos)%
Trading Desks	113,977.16	0.12%
Market Making	70,567.83	0.08%
Prop Trading	78,532.75	0.09%

Risk factor	113,977.16	0.12%
Interest rate	119,702.42	0.13%
Foreign exchange	12,237.12	0.01%
Equity	19,610.22	0.02%
* % of VaR with respect to Net Capital

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test).  Such estimates are generated using two different methods:

▪	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.
▪	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Assets and Liabilities Management

Commercial banking activities of Grupo Financiero Santander generate important balance sheet amounts.   The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Grupo Financiero Santander, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

	Sensitivity 1% NIM				Sensitivity 1% MVE
Bank and Brokerage	Apr-14	May-14	Jun-14	Average	Apr-14	May-14	Jun-14	Average
Balance MXN GAP	64%	67%	76%	69%	74%	73%	69%	72%
Balance USD GAP	39%	36%	22%	32%	40%	22%	16%	26%

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Using simulation techniques, the predictable value of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the second quarter of 2014:

MM MXN	Sensitivity 1% NIM			Sensitivity 1% MVE
Bank and Brokerage	Total	Derivatives	Non Derivatives	Total	Derivatives	Non Derivatives
Balance MXN GAP	911	161	750	(2,417)	1,466	(3,883)
Balance USD GAP	43	(67)	110	74	(1,009)	1,083

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units.  These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Liquidity Risk

Liquidity risk is related to the ability of Grupo Financiero Santander to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Grupo Financiero Santander carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Grupo Financiero Santander realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the current quarter incidents have not been had in the metrics.

Millions of Pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y

Structural GAP	9,467	(79,872)	72,000	(5,206)	(30,888)	36,165	26,692	7,213	(60,307)	43,671
Non Derivative	11,746	(80,054)	72,003	(5,477)	(30,962)	35,608	27,221	6,805	(53,486)	40,087
Derivatives	(2,279)	182	(3)	271	74	556	(529)	408	(6,822)	3,583

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Credit Risk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in Grupo Financiero Santander is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, Grupo Financiero Santander and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises)

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc,)

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Grupo Financiero Santander. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Grupo Financiero Santander has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

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Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

a.
The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) stipulated in Basilea, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.:  PE = PD * LGD * EAD

Counterparty Risk

Included in the credit risk, there is a concept that, due to its characteristics, it requires a special management: the Counterparty Risk.

Counterparty Risk is the risk Grupo Financiero Santander assumes with governmental entities, financial institutions, corporations, companies and individuals in their treasury activities and correspondent bank activities. The measurement and control of the Credit Risk in Financial Instruments, Counterparty Risk, is carried out by a special unit with an organizational structure independent from the business areas.

The control of Counterparty Risk is performed daily via the Interactive Risk Integrated System (“IRIS”), which informs the credit line available with any counterparty, in any product and any term.

For the control of the counterparty lines, the Equivalent Credit Risk (“REC”) is used. REC is an estimate of the amount Grupo Financiero Santander may lose in current transactions with certain counterparty, if such counterparty commits a default in any moment until the maturity date of transactions.  REC takes into account the Current Credit Exposure, which is defined as the cost to substitute the transaction at market value provided that this value is positive for Grupo Financiero Santander, and it is measured as the market value of the transaction (“MtM”).  In addition, REC includes the Potential Credit Exposure or Potential Additional Risk (“RPA”), which represents the possible evolution of the current credit exposure until maturity, given the characteristics of the transaction and the possible variations in the market factors. The REC Gross considers definitions described above, without considering mitigating by netting or by mitigating collateral.

For the calculation of REC, mitigating factors of the counterparty credit risk are taken into consideration, such as collaterals, netting agreements, among other. The methodology continues to be effective.

In addition to the Counterparty Risk, there is the Settlement Risk, which is present in every transaction at its maturity date, when the possibility that the counterparty does not comply with its payment obligations arises, once Grupo Financiero Santander has complied with its obligations by issuing payment directions.

For the process of control for this risk, the Deputy General Direction of Financial Risks oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

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On a monthly basis, a report is presented to the Comprehensive Risk management Committee, and on quarterly basis, to the Board of Directors, with respect to the limits to Counterparty Risks, Issuer Risks and current consumptions, as well as incurred excesses and transactions with non authorized customers. In addition, it informs the calculation of the Expected Loss for current transactions in financial markets at the closing of every month and different scenarios of stress of Expected Loss. All of the above according to the methodologies and assumptions approved by the Comprehensive Risk Management Committee.

Currently, we have approved lines of Counterparty Risks in Grupo Financiero Santander for the following segments:  Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit, Project Finance.

Equivalent Net Credit Risk of the lines of Counterparty Risk and Issuer Risk of Grupo Financiero Santander for the second quarter of 2014:

	Equivalent Net Credit Risk (millions of U.S. dollars)
Segment	Apr-2014	May-2014	Jun-2014	Average
Sovereign Risk, Development Banking and Financial Institutions	22,000.71	23,923.42	20,447.42	22,123.85
Corporates	1,572.02	1,730.40	1,711.83	1,671.41
Companies	133.96	180.84	187.48	167.42

The equivalent credit risk lines maximum gross counterparty risk of Grupo Financiero Santander at the end of the second quarter of 2014, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Equivalent Gross Credit Risk (millions of U.S. dollars)
Type of Derivative	End of the second quarter of 2014
Interest Rate Derivatives	34,216
Exchange Rate Derivatives	25,018
Bonds Derivatives	-
Equity Derivatives	534
Total	59,768

The Expected Loss of Grupo Financiero Santander at the end of the second quarter of 2014, and the quarterly average of the expected loss of the lines of Counterparty risk and issuer risk of Grupo Financiero Santander, for the second quarter of 2014 are:

	Expected Loss (millions of U.S. dollars)
Segment	Apr-2014	May-2014	Jun-2014	Average
Sovereign Risk, Development Banking and Financial Institutions	5.55	5.88	5.67	5.70
Corporates	5.15	5.94	5.91	5.67
Companies	1.01	1.26	1.31	1.19

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Grupo Financiero Santander has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

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Respect to total collateral received for derivatives transactions at the end of the second quarter of 2014:

Cash collateral	70.27%
Collateral refer to bonds issued by the Mexican Federal Government	29.73%

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Grupo Financiero Santander and the application of fines, with respect to the transactions carried out by Grupo Financiero Santander.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Grupo Financiero Santander and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Operating Risk

With respect to Operating Risk, and pursuant to the corporate methodology, Grupo Financiero Santander has established policies, procedures and methodologies for the identification, control, mitigation, monitoring and reporting of operating risks.

For the identification and classification of operating risks, different categories and business lines defined by national and internal regulating organisms are used. The methodology is based in the identification and documentation of the corresponding risks, controls and processes, and quantitative and qualitative tools are used, such as self-assessment questionnaires, development of historical data bases and Operating Risk indicators, etc. for their control, mitigation and reporting.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of Grupo Financiero Santander.

Grupo Financiero Santander has adopted a corporate model for the management of Technological Risks, integrated to the processes of service and support to computing areas in order to identify, oversee, control, mitigate and report the Computing Technology Risks the transaction is exposed to, with the aim of establishing control measures that decrease the probability of risks to occur.

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by Grupo Financiero Santander are approved by the Local Committee for New Products (“CLNP”) and by the Global Committee for New Products (“CGNP”). Those products or services that are modified or extended with respect to their original approval must be approved by the CLNP and, depending of their relevance, the CGNP must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

2Q.14 | EARNINGS RELEASE | 94

Independent Reviews

Grupo Financiero Santander is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A.	Methodology of Valuation

1)	Trading purposes

a)	Organized Markets
Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)	Over-the-Counter Markets

i)	Derivative financial instruments with optionality.
In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)	Derivative financial instruments with no optionality.
The valuation technique is to obtain the present value of the estimated future flows.

In all cases, Grupo Financiero Santander carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a third party.

2)	Hedging purposes

In the performance of its commercial banking activities, Grupo Financiero Santander has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates.  The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Grupo Financiero Santander achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

a.	A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b.	The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of Grupo Financiero Santander performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

2Q.14 | EARNINGS RELEASE | 95

a.
In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.
In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

Grupo Financiero Santander ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Grupo Financiero Santander decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)	Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)	Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B.	Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Equity

Baskets of equities and stock indexes.

C.	Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the second quarter of 2014, Grupo Financiero Santander has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative

2Q.14 | EARNINGS RELEASE | 96

financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

Grupo Financiero Santander México
Summary of Derivative Financial Instruments
(Millions of Mexican pesos as of June 30, 2014)

				Fair Value
Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Current Quarter	Previous Quarter

Forwards	Interest Rate	Trading	0	0	(26)
Forwards	Foreign Currency	Trading	196,358	240	290
Forwards	Equity	Trading	26,521	(102)	(12)

Futures	Foreign Currency	Trading	4,376	0	6
Futures	Market Index	Trading	13,213	48	(34)
Futures	Interest Rate	Trading	236,083	(837)	(845)

Options	Equity	Trading	3,685	(723)	(722)
Options	Foreign Currency	Trading	104,711	(266)	(78)
Options	Market Index	Trading	309,521	374	302
Options	Interest Rate	Trading	449,470	(855)	(1,070)

Swaps	Cross Currency	Trading	671,608	1,578	1,687
Swaps	Interest Rate	Trading	3,553,299	1,609	2,218

Forwards	Foreign Currency	Hedging	37,533	(1,157)	(424)

Swaps	Cross Currency	Hedging	42,599	(1,959)	(1,445)
Swaps	Interest Rate	Hedging	13,259	(158)	(116)

The Institution, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

During the second quarter of 2014, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

2Q.14 | EARNINGS RELEASE | 97

Description	Maturities	Closed Positions

Caps and Floors	472	131
Equity Forward	26	5
OTCEquity	792	0
OTCFx	1,142	6
Swaptions	87	0
Fx Forward	952	335
IRS	1,415	32
CCS	133	81

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the second quarter of 2014, there were no defaults by counterparties.

Sensitivity Analysis

Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the first. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (“Delta EQ”)”

The EQ Delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1%of the corresponding exchange rate.

2Q.14 | EARNINGS RELEASE | 98

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio.

Sensitivity Analysis
(Millions of mexican pesos)

Total rate sensitivity
	MXP	OTHER CURRENCIES
Sens. a 1 Bp	(5.18)	1.71

Vega Risk factor
	EQ	FX	IR
Total	0.19	0.19	(7.38)

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	3.22	1.83

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Grupo Financiero Santander with respect to risk factors.

Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Grupo Financiero Santander.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments.  Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.

•	Possible scenario

Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

2Q.14 | EARNINGS RELEASE | 99

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Grupo Financiero Santander, in millions of Mexican pesos for each stress scenario:

Summary of Stress Test
(Millions of mexican pesos)
Risk Profile	Stress all factors
Probable scenario	(71)
Remote scenario	(2,240)
Possible scenario	(859)

Item 2

2Q.14 I Earnings Presentation

Grupo Financiero Santander Mexico, S.A.B. de C.V.

Mexico City, July 31(st), 2014

Safe Harbor Statement

Grupo Financiero Santander Mexico cautions that this presentation may contain forward-looking statements within the meaning of the U.S. Private Securities
Litigation Reform Act of 1995. These forward-looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; our focus on strategic businesses; our compound annual growth rate; our risk, efficiency and profitability targets; financing plans; competition; impact of regulation;
exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward -looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the
United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de Mexico); inflation; deflation;
unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in
Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowances for loans and other losses; increased default by borrowers; technological changes;
changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations; and certain other risk factors included in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the
U.S. Securities and Exchange Commission, could adversely affect our business and financial performance.
Note: The information contained in this presentation is not audited.
Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National
Banking and Securities Commission (Comision Nacional Bancaria y de Valores)
for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated.
Historical figures are not adjusted by inflation.

Santander Mexico Continues to Drive Loan Growth Well Above Market Rates...

Total loans up 20.6%, significantly above market
* Mortgages +32% (13% excluding ING portfolio)* SMEs +27%* Middle-market +23%*
Consumer 1 +9%

Deposit growth of 12.3%, above financial system
* Demand deposits +18.5%* Individual demand deposits +20.5%

Ongoing prudent risk management

* NPL ratio 3.3% (1.9% excluding homebuilders and* Cost of risk 3.4%
Sequential improvement in operating efficiency and profitability

* Efficiency ratio(2) 42.9%* ROAE(3) 14.1%

Branch expansion on track: 112 opened to date

Divestiture and strategic alliance in the global custody business Santander awarded Best Bank in Mexico by Euromoney

1) Includes credit cards, payroll and personal loans
2) Annualized opex (6M14x2) divided by Annualized income before opex and allowances 2 (6M14x2) 3) Annualized net income (6M14x2) divided by average equity (4Q13;2Q14)

....while Solid Macro Fundamentals and Incipient Signs of Economic Recovery
Support the Expected Pick-Up in 2H14

[graphic omitted]

GDP (% Growth)

3.9
0.6
1.6
1.4
0.7
1.1
1.8
1.6
2.7
3.9
2.5
4.1
2012
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14E
3Q14E
4Q14E
2015E

Inflation (% Annual)

3.8
3.6
4.0
3.9
3.6
2011
2012
2013
2014E
2015E

Interest Rate (CETEs)

4.5
4.5
3.9
3.0
3.5
2011
2012
2013
2014E
2015E

Source: GDP – INEGI
CETE, Inflation, Exchange Rate – BANXICO
Estimates - SANTANDER

3

Santander

Financial System Loan Performance Affected by Still Weak Consumer Segment

[graphic omitted]

[] Commercial loans mainly driven by SMEs and middle-market

[] Consumer loans and credit cards still lagging

[] Market recovery expected in 2H14

Source: CNBV Banks as of May 2014 -- Billions of Pesos

Total Loans
+8%
2,855
2,843
3,030
3,044
3,096
10.5%
7.4%
10.2%
9.6%
9.4%
2Q13
3Q13
4Q13
1Q14
May'14

YoY Growth
Total Deposits
+7%
2,779
2,755
2,963
2,982
2,978
4.8%
4.9%
6.2%
11.0%
11.0%
2Q13
3Q13
4Q13
1Q14
May'14

4

Santander

Santander Mexico's Loan Growth Up 21%, More than Doubling Market Growth

[graphic omitted]

Source: Company filings CNBV GAAP

Total Loans

+21%
365,360
378,795
394,932
409,349
440,675
+8%
2Q13
3Q13
4Q13
1Q14
2Q14
Corporates (13)%
Retail +29%

2Q13

Consumer 8%
Credit Cards 10%
Middle-Market 23%
Mortgages 21%
Corporates 19%
SMEs 10%
Gov&FinEnt 9%

2Q14

Consumer 7%
Credit Cards 9%
Middle-Market 24%
Mortgages 23%
Corporates 14%
SMEs 11%
Gov&FinEnt 12%

Source: Company filings CNBV GAAP

5

Santander

Individual Loans Expanded 21% YoY, Mainly Reflecting Strong Growth in Mortgages
as well as Increases in Credit Cards and Consumer Loans

[graphic omitted]

[] 2(nd) largest market player
[] Focus on mid and high income residential
market
[] Organic growth above market rates, further supported with inorganic expansion

[] Slight sequential pick-up
[] Growing credit card placement not reflected in
usage
[] Above market growth rates

[]  Sequential improvement
[]  Strong commercial activity more
    than offset sale of payrolll
    portfolio
[]  YoY growth in line with market
    trends

Source: Company filings CNBV GAAP

Notes: 1) Includes personal, payroll and auto loans

Individual Loans

2Q13 141,237 → **+21%** → 171,547 2Q14

Mortgages

+32%
75,167
76,782
90,711
95,865
99,242
+4%
2Q13
3Q13
4Q13
1Q14
2Q14

Credit Cards

+8%
38,253
39,347
40,079
40,506
41,439
+2%
2Q13
3Q13
4Q13
1Q14
2Q14

Consumer[1]

Personal
Payroll
+11%
27,817
28,721
29,226
29,458
30,866
+5%
2Q13
3Q13
4Q13
1Q14
2Q14

Source: Company filings CNBV GAAP

Notes: 1) Includes personal, payroll and auto loans

6

Santander

Commercial Portfolio up 20% YoY Driven Mainly by Continued Strong Growth in
SMEs and Middle-Market Segments

[graphic omitted]

Source: Company filings CNBV GAAP

Commercial Loans

2Q13 224,123 → +20% → 269,128 2Q14

SMEs

+27%
37,766
39,629
41,355
45,322
47,888
+6%
2Q13
3Q13
4Q13
1Q14
2Q14

Middle-Market

+23%
84,221
87,214
91,415
95,576
103,221
+8%
2Q13
3Q13
4Q13
1Q14
2Q14

Corporates

-13%
70,392
75,196
62,413
56,006
61,253
+9%
2Q13
3Q13
4Q13
1Q14
2Q14

Government & Fin Entities

+79%
31,744
31,906
39,733
46,616
56,766
+22%
2Q13
3Q13
4Q13
1Q14
2Q14

Source: Company filings CNBV GAAP

7

Santander

Ongoing Growth in Deposit Base Mainly Driven by Demand Deposits

[graphic omitted]

[] Strong growth in demand deposits, especially in SMEs and individuals[]
Optimizing term deposits cost[
] Specific products for our "Select" (VIP) client
base
[] New branches began contributing to deposit growth

Source: Company filings CNBV GAAP
Notes: * Includes money market

Total Deposits
+12%
378,703
389,524
404,668
401,081
425,108
+6%
Term
Demand
42%
58%
38%
62%
36%
64%
36%
64%
39%
61%
2Q13
3Q13
4Q13
1Q14
2Q14

Demand
+18%
218,606
259,046
2Q13
2Q14

Term*
+4%
160,097
166,062
2Q13
2Q14

Source: Company filings CNBV GAAP
Notes: * Includes money market

8

Santander

Healthy Liquidity Profile and Strong Capital Position

[graphic omitted]

[] Attractive debt maturity profile

[] Well positioned for future interest rate increase

[] Efficient capital structure

Source: Company filings CNBV GAAP

Notes: 1) Loans net of allowances divided by total deposits (Demand + Term)

Healthy Liquidity Profile and Strong Capital Position

Net Loans to Deposits[1]

+7.5 pp
+1.7 pp
92.3%
93.2%
93.6%
98.1%
99.8%
2Q13
3Q13
4Q13
1Q14
2Q14

Debt Maturity

7,330
4,100
1,700
13,000
16,900
2015
2016
2021
2022
2023

Core Capital and Capitalization

Capitalization
Core Capital
15.3%
15.7%
15.9%
15.7%
16.1%
15.2
15.6
12.8
12.6
13.1
2Q13
3Q13
4Q13
1Q14
2Q14

Source: Company filings CNBV GAAP

9

Santander

Net Interest Income Shows a Solid Sequential Performance

[graphic omitted]

[] NII up 3% sequentially

[] NII grew 4% YoY, principally due to:
* Retail business: +12%
* Corporate loans: -33%
* Investment in securities: -6%
* Further supported by a lower cost of deposits: -11%
[] NIM stood at 4.96%

Source: Company filings CNBV GAAP

Notes: 1) Annualized financial margin (6M14x2) divided by daily average interest earnings assets (6M14)

Net Interest Income Shows a Solid Sequential Performance

Net Interest Income and NIM[1]

+4%
8,899
9,111
9,384
8,993
9,262
+3%
5.05
4.96
2Q13
3Q13
4Q13
1Q14
2Q14

10

Santander

YoY Pick-Up in Net Commissions and Fees, while Seasonality Affected Sequential
Comparisons

[graphic omitted]

                                                             Var YoY               Var QoQ
                        ---------- ---------- ---------- --- ------- --- ----- --- ------- --- ----
                        2Q13       1Q14       2Q14       $$          %         $$          %
                        ---------- ---------- ---------- --- ------- --- ----- --- ------- --- ----
Credit Cards                   811        948       717      -94         -12%      -231        -24%
Insurance                      814        875       976      162         20%       101         12%
Cash Mangmt*                   578        650       639       61         11%        -11         -2%
Financial Advisory             227        396       332      105         46%        -64        -16%
Investment Funds               314        312       325       11           4%        13          4%
Comex                          150        170       179       29         19%           9         5%
Cap Mkts and Sec               127        127       155       28         22%         28        22%
Others                          31        -55        -32     -63            na       23        -42%
----------------------- ---------- ---------- ---------- --- ------- --- ----- --- ------- --- ----
Net commisions and fees     3,052      3,423      3,291      239           8%      -132         -4%
----------------------- ---------- ---------- ---------- --- ------- --- ----- --- ------- --- ----

Source: Company filings CNBV GAAP

Notes: * Includes fees from: collections and payments and account management

Net Commissions and Fees

+8%
3,218
3,052
3,301
3,310
3,423
3,291
-4%
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14

22%
29%
19%
10%
10%
5%
5%
Credit Cards
Insurance
Cash Mangmt*
Financial Advisory
Investment Funds
Comex
Cap Mkts & Sec

11

Santander

These Factors, together with Higher Trading Gains, Contributed to Gross
Operating Income Expansion

[graphic omitted]

                                                               Var YoY              Var QoQ
                         --------- ---------- -------- ----------------- --- ----------------------
                         2Q13      1Q14       2Q14     Var $$      Var %     Var $$      Var %
                         --------- ---------- -------- ----------- ----- --- ----------- ----------
Financial Margin             8,899     8,993     9,262        363        4%         269          3%
Net Commissions and Fees     3,052     3,423     3,291        239        8%         -132        -4%
Trading Gains                1,308        553    1,358          50       4%         805       146%
------------------------ --------- ---------- -------- ----------- ----- --- ----------- ----------
Gross Operating Income*     13,259    12,969    13,911        652        5%         942          7%
------------------------ --------- ---------- -------- ----------- ----- --- ----------- ----------

Source: Company filings CNBV GAAP

Notes: *Gross Operating Income does not include Other Income

Gross Operating Income*

+5%
13,259
12,967
12,796
12,969
13,911
+7%
2Q13
3Q13
4Q13
1Q14
2Q14

10%
24%
66%
Financial Margin
Net Commissions and Fees
Trading Gains

Source: Company filings CNBV GAAP

Notes: *Gross Operating Income does not include Other Income

12

Santander

Stable Cost of Risk while LLR Up 6% QoQ, Reflecting Strong Loan Growth

[graphic omitted]

NPLs                                  2Q13      1Q14      2Q14      Var YoY (bps)    Var QoQ (bps)
------------------------------------- --------- --------- --------- ---------------- -----------------
Consumer                                 3.94%      4.14%    4.06%               11                 -8
 Credit Card                              3.53%     3.20%     3.56%                4                37
Mortgages                                3.17%      4.30%    4.62%              146                32
Commercial*                              2.02%      3.44%    3.28%              126                -17
  SMEs                                   2.40%      2.50%    2.60%               20                10
------------------------------------- --------- --------- --------- ---------------- -----------------
Total Loans                              2.43%      3.40%    3.33%               90                 -7
===================================== ========= ========= ========= ================ =================
Total Loans (ex-homebuilders and ING)    1.98%      2.04%    1.92%                -6               -12
------------------------------------- --------- --------- --------- ---------------- -----------------

Source: Company filings CNBV GAAP
Notes: 1) Annualized loan loss reserves (6M14x2) divided by average loans (4Q13,2Q14)
* Commercial loans include financial institutios and government 13
* Commercial NPLs reflect the exposure to homebuilders

Loan Loss Reserves (LLR)

+6%
3,348
3,102
3,598
3,469
3,672
2Q13
3Q13
4Q13
1Q14
2Q14

Cost of Risk[1]

-3bps
3.44%
3.38%
3.45%
3.45%
3.42%
2Q13
3Q13
4Q13
1Q14
2Q14

Source: Company filings CNBV GAAP

* Commercial loans include financial institutios and government

* Commercial NPLs reflect the exposure to homebuilders

13

Santander

Improved Efficiency Reflects Tight Cost Controls while Continuing to Invest in
Strategic Businesses

[graphic omitted]

                                        Var YoY          Var QoQ
               ------ ------ ------ ----------------- -----------------
               2Q13   1Q14   2Q14   Var $$    Var %   Var $$    Var %
               ------ ------ ------ --------- ------- --------- -------
Personnel      2,392  2,587  2,614      222        9%       27       1%
Admin expenses 2,495  2,890  2,888      393      16%         -2      0%
Dep and amort.    427    425    419       - 8     -2%        -6     -1%
-------------- ------ ------ ------ --------- ------- --------- -------
Admin and prom
               5,314  5,902   5,921     607      11%        19       0%
expenses
-------------- ------ ------ ------ --------- ------- --------- -------

Source: Company filings CNBV GAAP
Notes: 1) Annualized opex (6M14x2) divided by annualized income before opex
(net of allowances) (6M14x2)
14

Administrative & Promotional Expenses

+11%
5,314
5,540
2,803
2,737
5,929
199
5,730
5,902
5,921
+0%
2Q13
3Q13
4Q13
1Q14
2Q14

Expenses Breakdown

7%
44%
49%
Personnel
Admin expenses
Dep and amortization

Efficiency[1]

+3.7 pp
39.2%
39.9%
6.9%
33.0%
41.1%
5.6%
35.5%
44.3%
42.9%
-1.4 pp
2Q13
3Q13
4Q13
1Q14
2Q14

Source: Company filings CNBV GAAP

14

Santander

Sound Business Strategy Drove a 13% QoQ Increase in Net Income

[graphic omitted]

[] Effective tax rate of 20.4% in 2Q14 compares with 16.3% in 2Q13

Source: Company filings CNBV GAAP
Notes: 1) Annualized net income (6M14x2) divided by average equity (4Q13,2Q14)
15

Net Income (reported)

-11%
4,143
5,882
6,134
3,259
3,687
+13%
2Q13
3Q13
4Q13
1Q14
2Q14

Net Income (comparable)

-19%
4,552
3,920
+9%
2,994
3,259
3,687
+13%
2Q13
3Q13
4Q13
1Q14
2Q14

ROAE[1]

Comparable
+60bps
17.8%
19.8%
21.7%
13.5%
14.1%
2Q13
3Q13
4Q13
1Q14
2Q14

15

Santander

Based on Our Performance To-Date and Our Expectations for an Economic Recovery
We Maintain Guidance for 2014

                                    Metrics                   2014
                                                             Target
* Total Loans                                               [] ~15%
          [] Consumer + Credit Cards                      [] ~15%-18%
          [] SMEs                                         [] ~20%-23%
          [] Mortgages                                       [] ~10%
* Total Deposits                                          [] ~10%12%
* Expenses                                                []Below 10%
* Operating Income Growth                            []3pp above expenses
* Cost of Risk                                             Below 3.7%
* Tax Rate                                             No more than 28%

Metrics	2014 Target
▪ Total Loans	Δ ~15%
• Consumer + Credit Cards	Δ ~15%-18%
• SMEs	Δ ~20%-23%
• Mortgages	Δ ~10%
▪ Total Deposits	Δ ~10%12%
▪ Expenses	Δ Below 10%
▪ Operating Income Growth	Δ 3pp above expenses
▪ Cost of Risk	Below 3.7%
▪ Tax Rate	No more than 28%

16

Santander

Questions and Answers

[graphic omitted]

Annexes

[graphic omitted]

Consolidated Income Statement

                                                                                   % Change
                                          2Q14        1Q14        2Q13
                                                                              QoQ           YoY
                                          ----------- ----------- -----------
Interest income                              14,345      13,642      14,201          5.2           1.0
Interest expense                             (5,083)     (4,649)     (5,302)         9.3         (4.1)
----------------------------------------- ----------- ----------- ----------- ------------- ----------
Financial margin                               9,262       8,993       8,899         3.0           4.1
Allowance for loan losses                    (3,672)     (3,469)     (3,348)         5.9           9.7
----------------------------------------- ----------- ----------- ----------- ------------- ----------
Financial margin after allowance for loan
                                               5,590       5,524       5,551         1.2           0.7
losses
Commision and fee income                       4,225       4,061       3,650         4.0         15.8
Commision and fee expense                      (934)       (638)       (598)        46.4         56.2
Net gain /(loss) on financial assets and
                                               1,358         553       1,308      145.6            3.8
liabilities
Othe operating income / (loss)                   302         360         475      (16.1)       (36.4)
Administrative and promotional expenses      (5,921)     (5,902)     (5,314)         0.3         11.4
----------------------------------------- ----------- ----------- ----------- ------------- ----------
Total operating income                         4,620       3,958       5,072        16.7         (8.9)
Equity in results of subsidiaries and
                                                  16          17          27       (5.9)       (40.7)
associated companies
----------------------------------------- ----------- ----------- ----------- ------------- ----------
Income from continuing operations before
                                               4,636       3,975       5,099        16.6         (9.1)
income taxes
Income taxes                                   (948)       (716)       (831)        32.4         14.1
----------------------------------------- ----------- ----------- ----------- ------------- ----------
Income from continuing operations              3,688       3,259       4,268        13.2       (13.6)
Discontinued operations                             0           0      (124)
----------------------------------------- ----------- ----------- ----------- ------------- ----------
Consolidated net income                        3,688       3,259       4,144        13.2       (11.0)
Non-controlling interest                          (1)           0         (1)
----------------------------------------- ----------- ----------- ----------- ------------- ----------
Net income                                     3,687       3,259       4,143        13.1       (11.0)
                                          -----------

Source: Company filings CNBV GAAP
Millions of pesos

Consolidated Balance Sheet

                                                                                                % Change
                                                           2Q14       1Q14       2Q13
                                                                                            QoQ          YoY
                                                           ---------- ---------- ---------- --- -------- --- ------
Cash and due from banks                                       91,384     94,408     84,994       (3.2)         7.5
Margin accounts                                                3,392      2,894      3,134       17.2          8.2
Investment in securities                                     219,044    218,047    219,869        0.5         (0.4)
Debtors under sale and repurchase agreements                  10,471      8,413      8,906       24.5         17.6
Derivatives                                                   88,209     73,878     72,042       19.4         22.4
Valuation adjustment for hedged financial assets                 85         29          64      193.1         32.8
Total loan portafolio                                        440,675    409,349    365,360        7.7         20.6
Allowance for loan losses                                    (16,397)   (16,081)   (15,989)       2.0          2.6
Loan portafolio (net)                                        424,278    393,268    349,371        7.9         21.4
Accrued income receivable from securitization transactions       128        127          0       n.a.         n.a.
Other receivables (net)                                       55,613     48,641     69,513       14.3        (20.0)
Foreclosed assets (net)                                         357        344         126        3.8        183.3
Property, furniture and fixtures (net)                         4,664      4,704      4,113       (0.9)        13.4
Long-term investment in shares                                  112        162        117       (30.9)        (4.3)
Deferred taxes (net)                                          17,953     18,067     14,672       (0.6)        22.4
Deferred charges, advance payments and intangibles             3,971      4,085      3,823       (2.8)         3.9
Other assets                                                    200        206         175       (2.9)        14.3
Assets from discontinued operations                                0          0        745       n.a.         n.a.
---------------------------------------------------------- ---------- ---------- ---------- --- -------- --- ------
Total assets                                                 919,861    867,273    831,664        6.1         10.6
Deposits                                                     447,680    423,375    404,712        5.7         10.6
Bank and other loans                                          42,492     42,854     27,086       (0.8)        56.9
Creditors under sale and repurchase agreements               127,905    114,581    127,376       11.6          0.4
Collateral sold or pledged as guarantee                        9,654     17,956     18,316      (46.2)       (47.3)
Derivatives                                                   90,416     74,146     73,498       21.9         23.0
Other payables                                                81,912     78,366     77,766        4.5          5.3
Subordinated debentures                                       17,192     17,043          0       n.a.         n.a.
Deferred revenues                                               698        846        919       (17.5)       (24.0)
Liabilities from discontinued operations                           0          0        294       n.a.         n.a.
---------------------------------------------------------- ---------- ---------- ---------- --- -------- --- ------
Total liabilities                                            817,949    769,167    729,967        6.3         12.1
---------------------------------------------------------- ---------- ---------- ---------- --- -------- --- ------
Total stockholders[]equity                                   101,912     98,106    101,697        3.9          0.2
                                                           ----------

Source: Company filings CNBV GAAP
Millions of pesos

2Q.14 | EARNINGS RELEASE | 100

Item 3

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.

Complementary information of derivative financial instruments.

July 31, 2014

2Q.14 | EARNINGS RELEASE | 101

1Q14

Grupo Financiero Santander México
Summary of Derivative Financial Instruments
(Millions of Mexican pesos as of March 31, 2014)

Fair Value
Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Current Quarter	Previous Quarter

Forwards	Interest Rate	Trading	1,800	(26)	6
Forwards	Foreign Currency	Trading	178,076	290	78
Forwards	Equity	Trading	18,172	(12)	(206)

Futures	Foreign Currency	Trading	1,181	6	44
Futures	Market Index	Trading	9,037	(34)	127
Futures	Interest Rate	Trading	279,718	(845)	(944)

Options	Equity	Trading	3,062	(722)	(70)
Options	Foreign Currency	Trading	84,061	(78)	(111)
Options	Market Index	Trading	307,711	302	194
Options	Interest Rate	Trading	455,679	(1,070)	(1,159)

Swaps	Cross Currency	Trading	644,387	1,687	1,177
Swaps	Interest Rate	Trading	3,380,197	2,218	2,151

Forwards	Foreign Currency	Hedging	34,830	(424)	(82)

Swaps	Cross Currency	Hedging	36,260	(1,445)	(921)
Swaps	Interest Rate	Hedging	13,480	(116)	(89)

The Institution, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

2Q.14 | EARNINGS RELEASE | 102

4Q13

Grupo Financiero Santander México
Summary of Derivative Financial Instruments
(Millions of Mexican pesos as of December 31, 2013)

Fair Value
Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Current Quarter	Previous Quarter

Forwards	Interest Rate	Trading	1,400	6	(14)
Forwards	Foreign Currency	Trading	162,584	78	(352)
Forwards	Equity	Trading	15,441	(206)	43

Futures	Foreign Currency	Trading	4,933	44	(155)
Futures	Market Index	Trading	11,374	127	61
Futures	Interest Rate	Trading	319,444	(944)	(1,189)

Options	Equity	Trading	1,953	(70)	88
Options	Foreign Currency	Trading	45,730	(111)	85
Options	Market Index	Trading	2,940	194	226
Options	Interest Rate	Trading	426,537	(1,159)	(1,092)

Swaps	Cross Currency	Trading	612,662	1,177	1,432
Swaps	Interest Rate	Trading	3,311,245	2,151	2,599

Forwards	Foreign Currency	Hedging	7,235	(82)	(77)

Swaps	Cross Currency	Hedging	26,123	(921)	(1,340)
Swaps	Interest Rate	Hedging	12,094	(89)	(200)

The Institution, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

2Q.14 | EARNINGS RELEASE | 103

3Q13

Grupo Financiero Santander México
Summary of Derivative Financial Instruments
(Millions of Mexican pesos as of September 30, 2013)

Fair Value
Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Current Quarter	Previous Quarter

Forwards	Interest Rate	Trading	900	(14)	(30)
Forwards	Foreign Currency	Trading	171,694	(352)	(1,698)
Forwards	Equity	Trading	11,870	43	(26)

Futures	Foreign Currency	Trading	6,346	(155)	153
Futures	Market Index	Trading	5,962	61	(56)
Futures	Interest Rate	Trading	376,950	(1,189)	(1,140)

Options	Equity	Trading	6,813	88	73
Options	Foreign Currency	Trading	19,249	85	(7)
Options	Market Index	Trading	3,770	226	141
Options	Interest Rate	Trading	388,405	(1,092)	(1,123)

Swaps	Cross Currency	Trading	613,421	1,432	(41)
Swaps	Interest Rate	Trading	3,206,445	2,599	3,299

Forwards	Foreign Currency	Hedging	3,601	(77)	0

Swaps	Cross Currency	Hedging	25,967	(1,340)	(831)
Swaps	Interest Rate	Hedging	15,684	(200)	(170)

The Institution, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

2Q.14 | EARNINGS RELEASE | 104

2Q13

Grupo Financiero Santander México
Summary of Derivative Financial Instruments
(Millions of Mexican pesos as of June 30, 2013)

Fair Value
Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Current Quarter	Previous Quarter

Forwards	Interest Rate	Trading	900	(30)	1
Forwards	Foreign Currency	Trading	172,427	(1,698)	921
Forwards	Equity	Trading	10,973	(26)	(119)

Futures	Foreign Currency	Trading	8,705	153	(6)
Futures	Market Index	Trading	4,521	(56)	22
Futures	Interest Rate	Trading	429,460	(1,140)	(1,457)

Options	Equity	Trading	7,168	73	78
Options	Foreign Currency	Trading	19,586	(7)	8
Options	Market Index	Trading	6,819	141	86
Options	Interest Rate	Trading	380,289	(1,123)	(1,359)

Swaps	Cross Currency	Trading	610,275	(41)	(326)
Swaps	Interest Rate	Trading	3,133,363	3,299	5,197

Swaps	Cross Currency	Hedging	26,110	(831)	(1,105)
Swaps	Interest Rate	Hedging	18,178	(170)	(127)

The Institution, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

2Q.14 | EARNINGS RELEASE | 105

1Q13

Grupo Financiero Santander México
Summary of Derivative Financial Instruments
(Millions of Mexican pesos as of March 31, 2013)

Fair Value
Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Current Quarter	Previous Quarter

Forwards	Interest Rate	Trading	1,000	1	4
Forwards	Foreign Currency	Trading	173,513	921	179
Forwards	Equity	Trading	3,554	(119)	(68)

Futures	Foreign Currency	Trading	685	(6)	4
Futures	Market Index	Trading	8,114	22	7
Futures	Interest Rate	Trading	477,273	(1,457)	(1,386)

Options	Equity	Trading	10,084	78	(63)
Options	Foreign Currency	Trading	21,731	8	2
Options	Market Index	Trading	9,037	86	234
Options	Interest Rate	Trading	384,483	(1,359)	(1,460)

Swaps	Cross Currency	Trading	583,238	(326)	(494)
Swaps	Interest Rate	Trading	3,037,426	5,197	5,423

Swaps	Cross Currency	Hedging	26,506	(1,105)	(1,277)
Swaps	Interest Rate	Hedging	22,274	(127)	(46)

The Institution, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

2Q.14 | EARNINGS RELEASE | 106

4Q12

Grupo Financiero Santander México
Summary of Derivative Financial Instruments
(Millions of Mexican pesos as of December 31, 2012)

Fair Value
Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Current Quarter	Previous Quarter

Forwards	Interest Rate	Trading	5,000	4	(14)
Forwards	Foreign Currency	Trading	170,459	179	1,003
Forwards	Equity	Trading	10,828	(68)	15

Futures	Foreign Currency	Trading	1,130	4	1
Futures	Market Index	Trading	9,830	7	(58)
Futures	Interest Rate	Trading	517,229	(1,386)	(1,410)

Options	Equity	Trading	11,285	(63)	(79)
Options	Foreign Currency	Trading	15,850	2	4
Options	Market Index	Trading	10,151	234	271
Options	Interest Rate	Trading	423,222	(1,460)	(1,569)

Swaps	Cross Currency	Trading	612,476	(494)	(183)
Swaps	Interest Rate	Trading	2,931,227	5,423	5,758

Swaps	Cross Currency	Hedging	23,244	(1,277)	(1,058)
Swaps	Interest Rate	Hedging	25,620	(46)	98

The Institution, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

2Q.14 | EARNINGS RELEASE | 107

3Q12

Grupo Financiero Santander México
Summary of Derivative Financial Instruments
(Millions of Mexican pesos as of September 30, 2012)

Fair Value
Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Current Quarter	Previous Quarter

Forwards	Interest Rate	Trading	6,500	(14)	(26)
Forwards	Foreign Currency	Trading	180,460	1,003	678
Forwards	Equity	Trading	11,937	15	(36)

Futures	Foreign Currency	Trading	882	1	(64)
Futures	Market Index	Trading	11,813	(58)	(343)
Futures	Interest Rate	Trading	541,829	(1,410)	(1,478)

Options	Equity	Trading	24,383	(79)	(80)
Options	Foreign Currency	Trading	18,943	4	(7)
Options	Market Index	Trading	19,700	271	(102)
Options	Interest Rate	Trading	399,624	(1,569)	(1,621)

Swaps	Cross Currency	Trading	587,814	(183)	(945)
Swaps	Interest Rate	Trading	3,212,266	5,758	5,078

Swaps	Cross Currency	Hedging	19,619	(1,058)	(1,452)
Swaps	Interest Rate	Hedging	33,793	98	297

The Institution, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

2Q.14 | EARNINGS RELEASE | 108

2Q12

Grupo Financiero Santander México
Summary of Derivative Financial Instruments
(Millions of Mexican pesos as of June 30, 2012)

Fair Value
Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Current Quarter	Previous Quarter

Forwards	Interest Rate	Trading	1,000	(26)	1
Forwards	Foreign Currency	Trading	146,264	678	669
Forwards	Equity	Trading	11,200	(36)	(50)

Futures	Foreign Currency	Trading	2,533	(64)	(27)
Futures	Market Index	Trading	13,045	(343)	(62)
Futures	Interest Rate	Trading	559,257	(1,478)	(1,327)

Options	Equity	Trading	23,144	(80)	277
Options	Foreign Currency	Trading	16,802	(7)	0
Options	Market Index	Trading	20,566	(102)	(263)
Options	Interest Rate	Trading	339,828	(1,621)	(1,695)

Swaps	Cross Currency	Trading	549,503	(945)	(1,309)
Swaps	Interest Rate	Trading	3,109,710	5,078	5,797

Swaps	Cross Currency	Hedging	21,327	(1,452)	(856)
Swaps	Interest Rate	Hedging	32,495	297	545

The Institution, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

2Q.14 | EARNINGS RELEASE | 109

1Q12

Grupo Financiero Santander México
Summary of Derivative Financial Instruments
(Millions of Mexican pesos as of March 31, 2012)

Fair Value
Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Current Quarter	Previous Quarter

Forwards	Interest Rate	Trading	2,000	1	0
Forwards	Foreign Currency	Trading	134,501	669	(1,469)
Forwards	Equity	Trading	9,261	(50)	(107)

Futures	Foreign Currency	Trading	4,336	(27)	32
Futures	Market Index	Trading	8,188	(62)	(47)
Futures	Interest Rate	Trading	618,464	(1,327)	(3,868)

Options	Equity	Trading	41,548	277	(186)
Options	Foreign Currency	Trading	33,671	0	(34)
Options	Market Index	Trading	24,336	(263)	108
Options	Interest Rate	Trading	316,900	(1,695)	(2,344)

Swaps	Cross Currency	Trading	500,277	(1,309)	(466)
Swaps	Interest Rate	Trading	2,538,176	5,797	5,468

Swaps	Cross Currency	Hedging	22,014	(856)	(2,299)
Swaps	Interest Rate	Hedging	31,744	545	695

The Institution, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.